

Exhibit 99.1

Baidu, Inc.

百度集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Codes: 9888 (HKD counter) and 89888 (RMB counter))

2026
Interim Report

Contents

COMPANY INFORMATION

BOARD OF DIRECTORS

Director

Robin Yanhong Li *(Chairman of the Board and Chief Executive Officer)*

Independent Directors

Yuanqing Yang
Jixun Foo
Sandy Ran Xu
Xiaodan Liu

AUDIT COMMITTEE

Xiaodan Liu *(Chairperson)*
Jixun Foo
Yuanqing Yang

COMPENSATION COMMITTEE

Jixun Foo *(Chairperson)*
Yuanqing Yang

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Jixun Foo *(Chairperson)*
Yuanqing Yang
Xiaodan Liu

JOINT COMPANY SECRETARIES

Juan Lin
Mei Wong

AUTHORISED REPRESENTATIVES

Robin Yanhong Li
Juan Lin

PRINCIPAL EXECUTIVE OFFICES OF MAIN OPERATIONS

Baidu Campus
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
People's Republic of China

ADDRESS IN HONG KONG

Room 6706 Central Plaza, 18 Harbour Road
Wanchai, Hong Kong

REGISTERED OFFICE

PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

AUDITOR

Ernst & Young
Certified Public Accountants
Registered Public Interest Entity Auditor
27/F, One Taikoo Place
979 King's Road
Quarry Bay, Hong Kong

COMPLIANCE ADVISOR

Somerley Capital Limited
20/F, China Building
29 Queen's Road Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712–1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR

Maples Fund Services (Cayman) Limited
P.O. Box 1093, Boundary Hall
Cricket Square, Grand Cayman, KY1-1102
Cayman Islands

HONG KONG STOCK CODE

9888 (HKD counter) and 89888 (RMB counter)

NASDAQ SYMBOL

BIDU

COMPANY WEBSITE

http://ir.baidu.com

BUSINESS REVIEW AND OUTLOOK

Business Review During the Reporting Period

We had two reportable segments, Baidu General Business and iQIYI. The continued growth of Baidu Core AI-powered Business was a key highlight within Baidu General Business during the Reporting Period.

Baidu Core AI-powered Business

In the first half of 2026, Baidu General Business generated revenue of RMB51.2 billion. Revenue from Baidu Core AI-powered Business reached RMB26.1 billion in the first half of 2026, representing a year-on-year increase of 36% and accounting for 51% of Baidu General Business revenue.

With Baidu Core AI-powered Business exceeding half of Baidu General Business revenue for the first time in the first quarter of 2026 and continuing to represent approximately half in the second quarter of 2026, AI became firmly established at the core of Baidu General Business, contributing to a more balanced and resilient revenue mix. While our online marketing business remains under pressure, the growing momentum in our core AI-powered Business reaffirms Baidu's transition from an internet-centric company to an AI-first company. Looking ahead, we will continue to strengthen our full-stack AI capabilities across chips, cloud infrastructure, foundation models and applications, drive the continued growth of our AI-powered businesses, and explore new opportunities to enhance our long-term competitiveness as an AI-first company.

- **AI Cloud Infrastructure**

AI Cloud Infrastructure maintained strong momentum during the first half of 2026. Revenue from AI Cloud Infrastructure reached RMB16.1 billion in the first half of 2026, representing a year-on-year increase of 65%. Within AI Cloud Infra, revenue from GPU Cloud increased by 230% year over year, supported by growing enterprise demand for AI computing on public cloud.

- **AI Applications**

Our AI Applications portfolio also continued to flourish. Revenue from AI Applications was RMB5.0 billion in the first half of 2026, representing a year-on-year increase of 1%. During the Reporting Period, we consistently enriched our AI application portfolio. We launched Miaoda 3.0, which enables users to generate standalone mobile applications through natural-language interaction; DuMate, our general-purpose agent for executing complex, multi-step workflows, followed by an enterprise edition in June 2026; Famou Agent 2.0, our self-evolving agent for addressing complex enterprise problems; and GenFlow 4.0, which further enhanced agent capabilities across Baidu Wenku and Baidu Drive. In June 2026, AI DAU penetration across Baidu Wenku and Baidu Drive increased by 27.4% year over year, reflecting broader adoption of their AI-powered features.

- **AI-native Marketing Services**

AI-native Marketing Services continued to gain traction as we expanded the application of ERNIE agents and digital humans to help customers improve marketing efficiency and returns. Revenue from AI-native Marketing Services reached RMB4.9 billion in the first half of 2026, representing a year-on-year increase of 15%.

- **Apollo Go**

Our autonomous ride-hailing service, Apollo Go, continued to enhance its safety and operational capabilities, improve rider experience and advance its global expansion. Apollo Go provided over 4.1 million fully driverless operational rides during the Reporting Period, bringing cumulative rides provided to the public to more than 23 million as of June 30, 2026. Apollo Go also continued to expand globally, making progress in London, Dubai, Hong Kong, Abu Dhabi, Switzerland, Kazakhstan, and other markets in the first half of 2026, expanding its operating experience across different traffic environments and regulatory frameworks. As of August 2026, Apollo Go's global footprint reached 28 cities.

Corporate Developments During the Reporting Period

Proposed Spin-off and Separate Listing of Kunlunxin

On January 1, 2026, Kunlunxin, through its joint sponsors, confidentially submitted a listing application form to the Hong Kong Stock Exchange in connection with the proposed spin-off and separate listing of Kunlunxin on the Main Board of the Hong Kong Stock Exchange. The proposed spin-off remains subject to, among other things, the relevant regulatory approvals, completion of the required filing procedures and the final decisions of the Company and Kunlunxin.

Important Events After the Reporting Period

Voluntary Conversion to Dual-Primary Listing

In July 2026, the Board approved a motion to pursue the voluntary conversion of the Company's secondary listing status on the Main Board of the Hong Kong Stock Exchange to a primary listing (the "Primary Conversion"). At the extraordinary general meeting held on August 26, 2026, the Shareholders approved the resolutions relating to the Primary Conversion. On September 1, 2026 (the "Effective Date"), the Primary Conversion became effective, upon which the Company became dual-primary listed on the Main Board of the Hong Kong Stock Exchange and the Nasdaq Global Select Market, and the stock marker "S" was removed from the stock short names of the Shares on the Hong Kong Stock Exchange while the stock marker "W" remained. The Primary Conversion did not involve any issuance of new shares or fundraising by the Company.

With effect from September 7, 2026, the Company's Class A ordinary shares listed and traded on the Hong Kong Stock Exchange have been included in the list of eligible securities under the Shanghai-Hong Kong Stock Connect and the Shenzhen-Hong Kong Stock Connect. Following such inclusion, eligible investors in Chinese Mainland have direct access to the trading of the Shares. The Company expects the inclusion to diversify its investor base and enhance the liquidity of the Shares.

The Board resolved to adopt the 2026 Share Incentive Plan in order to comply with the requirements on share schemes involving issuance of new shares under Chapter 17 of the Listing Rules. The 2026 Share Incentive Plan was further approved at the extraordinary general meeting on August 26, 2026.

MANAGEMENT DISCUSSION AND ANALYSIS

Exchange Rate Information

This interim report contains translations of certain Renminbi ("RMB") amounts into U.S. dollars ("US$") for the convenience of the reader. Unless otherwise stated, all translations from RMB to U.S. dollars are made at a rate of RMB6.7851 to US$1.00, the exchange rate in effect as of June 30, 2026 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Summary Financial Results for the Six Months Ended June 30

	For the Six Months Ended June 30,			
	2025	2026		
	(Unaudited)	(Unaudited)		YoY%
	RMB	RMB	US$	Change
	(in millions, except per share/ADS data and percentages)			
Revenue	65,165	**63,400**	**9,344**	(3)
Operating income	7,785	**6,217**	**916**	(20)
Net income	15,077	**5,499**	**811**	(64)
Net income attributable to Baidu, Inc.	15,039	**5,764**	**850**	(62)
Diluted earnings per ADS	41.95	**14.50**	**2.14**	(65)
Diluted earnings per share	5.24	**1.81**	**0.27**	(65)

Revenue

	For the Six Months Ended June 30,			
	2025	2026		
	(Unaudited)	(Unaudited)		% of
	RMB	RMB	US$	revenue
	(in millions, except percentages)			
Online marketing services	34,791	**28,138**	**4,147**	44
Others[(i)]	30,374	**35,262**	**5,197**	56
Revenue	65,165	**63,400**	**9,344**	100

(i) Others mainly include revenue from cloud services and iQIYI's video membership services.

Revenue decreased by 3% from RMB65.2 billion for the six months ended June 30, 2025 to RMB63.4 billion (US$9.3 billion) for the same period in 2026, primarily due to a decrease in online marketing revenue, partially offset by an increase in revenue from cloud services.

Costs and Expenses

Cost of revenue increased by 8% from RMB35.8 billion for the six months ended June 30, 2025 to RMB38.7 billion (US$5.7 billion) for the same period in 2026, primarily due to increase in costs related to cloud services.

Selling, general and administrative expenses decreased by 20% from RMB11.9 billion for the six months ended June 30, 2025 to RMB9.5 billion (US$1.4 billion) for the same period in 2026, primarily due to decreases in expected credit losses and channel spending expenses.

Research and development expenses decreased by 7% from RMB9.7 billion for the six months ended June 30, 2025 to RMB9.0 billion (US$1.3 billion) for the same period in 2026, primarily due to decrease in personnel-related expenses.

Operating Income

As a result of the foregoing, we generated operating income of RMB6.2 billion (US$916 million) for the six months ended June 30, 2026, a 20% decrease from RMB7.8 billion for the same period in 2025.

Total Other Income, Net

Total other income, net was RMB810 million (US$120 million) for the six months ended June 30, 2026, compared to RMB9.4 billion for the six months ended June 30, 2025, primarily due to a shift from fair value gain on long-term investments in the first half of 2025 to fair value loss in the first half of 2026, as well as an increase in net foreign exchange loss arising from exchange rate fluctuation between Renminbi and U.S. dollar.

Income Tax Expense

Income tax expense was RMB1.5 billion (US$225 million) for the six months ended June 30, 2026, compared to RMB2.1 billion for the six months ended June 30, 2025.

Net Income

As a result of the foregoing, net income attributable to Baidu, Inc. decreased from RMB15.0 billion for the six months ended June 30, 2025 to RMB5.8 billion (US$850 million) for the same period in 2026.

Segment Information

The Company has two reportable segments: Baidu General Business and iQIYI.

Segment Revenue

	For the Six Months Ended June 30,			
	2025	2026		
	(Unaudited)	(Unaudited)		YoY%
	RMB	RMB	US$	Change
	(in millions, except percentages)			
Revenue by segment:				
Baidu General Business	51,714	**51,184**	**7,544**	(1)
iQIYI	13,814	**12,513**	**1,844**	(9)

- **Baidu General Business**

Revenue from Baidu General Business decreased by 1% from RMB51.7 billion for the six months ended June 30, 2025 to RMB51.2 billion (US$7.5 billion) for the same period in 2026, primarily due to a decrease in online marketing revenue, partially offset by an increase in revenue from cloud services.

- **iQIYI**

Revenue from iQIYI decreased by 9% from RMB13.8 billion for the six months ended June 30, 2025 to RMB12.5 billion (US$1.8 billion) for the same period in 2026, primarily due to alteration of certain business cooperation arrangement and declines in membership services revenue.

Segment Costs and Expenses

	For the Six Months Ended June 30,			
	2025	2026		
	(Unaudited)	(Unaudited)		YoY%
	RMB	RMB	US$	Change
	(in millions, except percentages)			
Costs and Expenses by segment:				
Baidu General Business	44,228	**44,637**	**6,579**	1
iQIYI	13,518	**12,846**	**1,893**	(5)

- **Baidu General Business**

Costs and expenses of Baidu General Business mainly consist of personnel-related costs and expenses, traffic acquisition costs, channel and marketing expenses, depreciation costs and expenses, bandwidth costs, server custody fees, costs of goods sold and content costs.

Cost of revenue. The cost of revenue of Baidu General Business increased by 12% from RMB25.5 billion for the six months ended June 30, 2025 to RMB28.5 billion (US$4.2 billion) for the same period in 2026, primarily due to increases in costs related to cloud business.

Selling, general and administrative expenses. The selling, general and administrative expenses of Baidu General Business decreased by 20% from RMB9.9 billion for the six months ended June 30, 2025 to RMB8.0 billion (US$1.2 billion) for the same period in 2026, primarily due to decreases in expected credit losses and channel spending expenses.

Research and development expenses. The research and development expenses of Baidu General Business decreased by 7% from RMB8.8 billion for the six months ended June 30, 2025 to RMB8.2 billion (US$1.2 billion) for the same period in 2026, primarily due to decreases in personnel-related expenses.

- **iQIYI**

Costs and expenses of iQIYI mainly consist of content costs, payments made to the partners that provide access to the membership services or payment processing services, advertising expenses and personnel compensation expenses.

Cost of revenue. The cost of revenue of iQIYI decreased by 2% from RMB10.7 billion for the six months ended June 30, 2025 to RMB10.5 billion (US$1.5 billion) for the same period in 2026.

Selling, general and administrative expenses. The selling, general and administrative expenses of iQIYI decreased by 21% from RMB2.0 billion for the six months ended June 30, 2025 to RMB1.6 billion (US$230 million) for the same period in 2026, primarily due to disciplined marketing spending.

Research and development expenses. The research and development expenses of iQIYI decreased by 4% from RMB834 million for the six months ended June 30, 2025 to RMB802 million (US$118 million) for the same period in 2026, primarily due to a decrease in personnel-related expenses.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities, cash, cash equivalents, restricted cash and short-term investments. As of June 30, 2026, we had RMB166.4 billion (US$24.5 billion) in cash, cash equivalents, restricted cash and short-term investments, of which the variable interest entities had RMB11.9 billion (US$1.8 billion) of cash, cash equivalents, restricted cash, and short-term investments. The cash and cash equivalents consist of cash, money

market funds, investments in interest bearing demand deposit accounts, time deposits and highly liquid investments with original maturities of three months or less from the date of purchase. The short-term investments primarily consist of deposits in commercial banks with maturities between three months and one year and wealth management products issued by commercial banks and other financial institutions.

We believe that our current cash, cash equivalents, restricted cash and short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital, capital expenditures and debt repayment, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue, and we may incur additional indebtedness (such as loans, convertible senior notes and notes) in the future.

Furthermore, cash transfers from our Chinese Mainland subsidiaries to their parent companies outside of Chinese Mainland are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our Chinese Mainland subsidiaries and the variable interest entities to remit sufficient foreign currency to pay dividends or other payments to their parent companies outside of Chinese Mainland or our company, or otherwise satisfy their foreign currency denominated obligations. Under existing foreign exchange regulations of Chinese Mainland, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, by complying with certain procedural requirements. We believe that the Company's current cash, cash equivalents, short-term investments and anticipated cash flow will be sufficient, at a minimum, to meet its future cash needs for at least the next 12 months.

As of June 30, 2026, our Chinese Mainland subsidiaries and the variable interest entities held RMB123.0 billion (US$18.1 billion) of cash, cash equivalents, restricted cash, and short-term investments, RMB445 million (US$66 million) of which were in the form of foreign currencies. As of June 30, 2026, we have made long-term loans in an aggregate principal amount of RMB19.5 billion (US$2.9 billion) to the nominee shareholders of the variable interest entities. As of the Latest Practicable Date, we do not have any repayment schedule with respect to such loans to the nominee shareholders of the variable interest entities.

Borrowings

The total outstanding balance of our short-term loans as of June 30, 2026 was RMB26.3 billion (US$3.9 billion), which mainly consisted of RMB denominated borrowings from financial institutions in Chinese Mainland that were repayable within one year.

In April 2021, we entered into a five-year US$3.0 billion term and revolving facilities agreement. The facilities consist of a US$1.5 billion five-year bullet maturity term loan and a US$1.5 billion five-year revolving facility. In June 2021, we drew down US$1.5 billion term loan and US$500 million revolving loan under the facility commitment. In connection with the drawdowns, we entered into and restructured the two interest rate swap agreements, pursuant to which each of the loans would be settled with a fixed annual interest rate during the respective term of the loans. In 2024, we canceled US$1.0 billion unused revolving loan lines under the facility commitment. The aforementioned loan facilities matured during the six months ended

June 30, 2026, and all outstanding loans thereunder were fully repaid upon maturity. We then entered into long-term loan agreements with several banks. In aggregate, during the six months ended June 30, 2026, we obtained RMB19.2 billion and repaid RMB14.2 billion, resulting in RMB22.8 billion (US$3.4 billion) in long-term loans outstanding as of June 30, 2026.

As of June 30, 2026, we had outstanding several tranches of U.S. dollar-denominated and RMB-denominated unsecured senior notes, with total principal amount of US$3.2 billion and RMB14.4 billion, respectively, and maturities falling between 2027 and 2035. We also had an aggregate of US$2 billion exchangeable bonds due 2032, with fair value of RMB12.1 billion as of June 30, 2026. During the six months ended June 30, 2026, we did not issue any notes.

As of June 30, 2026, we had outstanding U.S. dollar-denominated convertible senior notes issued by iQIYI, with total principal amount of US$873 million, and maturities falling between 2026 and 2030. During the six months ended June 30, 2026, we did not issue any convertible senior notes.

Significant Investments

We did not make or hold any significant investments during the six months ended June 30, 2026.

Material Acquisitions and Disposals

During the Reporting Period, we did not conduct any material acquisitions or disposals of subsidiaries, associates or joint ventures.

Pledge of Assets

As of June 30, 2026, we did not pledge any material assets of the Group.

Future Plans for Material Investments or Capital Assets

As of June 30, 2026, we did not have detailed future plans for material investments or capital assets.

Gearing Ratio

As of June 30, 2026, our gearing ratio was 27%, compared to 24% as of December 31, 2025, calculated by dividing total debts by total capital. Total debts are defined as the sum of loans, notes payable, and convertible senior notes. Total capital is calculated as total equity plus total debts.

Foreign Exchange Risk

Most of our revenue and costs are denominated in RMB, while a portion of our material assets and liabilities, such as cash and cash equivalents, restricted cash, short-term investments, long-term investments, long-term time deposits and held-to-maturity investments, notes payable, loans and convertible senior notes, are denominated in U.S. dollars. Any significant revaluation of RMB against the U.S. dollar may materially affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. During the six months ended June 30, 2026, we used derivative financial instruments to reduce our exposure to foreign exchange risk. The value of your investment in our ADSs or Class A ordinary shares will be affected by the exchange rate between the U.S. dollar and the Renminbi or the Hong Kong dollar and the Renminbi, as applicable, because the value of our business is effectively denominated in RMB, while our ADSs or Class A ordinary shares will be traded in U.S. dollars or Hong Kong dollars, as applicable.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to excess cash invested in short-term investments, long-term investments and bank facilities that have a floating rate of interest.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate investments may have their fair market value adversely impacted due to a rise in interest rates, while floating rate investments may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates.

We have not been, and do not expect to be, exposed to material interest rate risks relating to our short-term investments and long-term time deposits and held-to-maturity investments, and therefore have not used any derivative financial instruments to manage such interest risk exposure. Our exposure to interest rate risk also arises from our bank facilities that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We manage this risk through the use of interest rate swap contracts.

Contingent Liabilities

We had no material contingent liabilities as of June 30, 2026.

Capital Expenditures and Capital Commitments

We made capital expenditures of RMB6.7 billion and RMB17.3 billion (US$2.6 billion) during the six months ended June 30, 2025 and 2026, respectively. Our capital expenditures were primarily attributable to the purchase of servers, network equipment and other computer hardware, and upfront payments on finance lease to expand and improve our network infrastructure and cloud-computing based data centers, and support Gen-AI research and development inputs.

Our capital commitments mainly relate to capital expenditures contracted for the purchase of fixed assets and upfront payments on finance lease in the following years. As of June 30, 2026, total capital commitments contracted but not yet reflected in the financial statements amounted to RMB21.5 billion (US$3.2 billion), after taking into account subsequent developments in relation to the contracts up to the Latest Practicable Date.

Employees and Remuneration

As of June 30, 2026, we had a total of approximately 30,900 full-time employees. The following table sets out the breakdown of our full-time employees by function as of June 30, 2026:

Functional Area	Number of Employees	% of Total
Research and development	17,400	56.3
Sales and marketing	5,500	17.8
Operation and service	5,200	16.8
Management and administration	2,800	9.1
Total	30,900	100.0

We also hire temporary employees and contractors from time to time. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees.

Our employees are our most important asset. We value training and development of our employees. We have developed a robust talent training system, Online Baidu School learning platform, which is aimed at elevating the caliber and job proficiency of AI professionals, and facilitating their comprehensive growth in pivotal areas such as practical skills, AI expertise and industry acumen. As of June 30, 2026, we organized 140 AI-focused learning and training activities, enriching our employees' access to learning materials on AI. During the six months ended June 30, 2026, employees' average training hours reached 10.48 hours.

Our Chinese Mainland subsidiaries and the variable interest entities are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, housing fund, unemployment insurance and other statutory benefits. The total remuneration expenses, including share-based compensation expenses, for the first half of 2026 were RMB11.4 billion.

We have adopted the 2008, 2018 and 2023 share incentive plans ("Share Incentive Plans") as at June 30, 2026. Further details in respect of the Share Incentive Plans are set out in the section headed "Other Information — Share Incentive Plans" in this interim report.

CORPORATE GOVERNANCE

Weighted Voting Rights

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters subject to the vote at general meetings of our company. We issued Class A ordinary shares represented by our ADSs in our initial public offering in 2005.

Pursuant to our Articles of Association, the Directors may, from time to time subject to their fiduciary duties to act in the best interests of our company and for a proper purpose, cause our Company to issue preferred shares and determine, among others, their conversion rights, which may include conversion to Class A and/or Class B ordinary shares. Such rights are subject to the approval and discretion of the Board.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, our Company would issue 524,020,320 Class A ordinary shares, representing approximately 19.3% of the total number of issued and outstanding Class A ordinary shares as of June 30, 2026 (without taking into account any allotment and issuance of Shares pursuant to the exercise of options or the vesting of share awards that have been or may be granted from time to time and any issuance or repurchase of Shares and/or ADSs that we may make).

If at any time our chairman and chief executive officer, Robin Yanhong Li, and his affiliates (as defined in the Articles of Association) collectively own less than 5% of the total number of the issued and outstanding Class B ordinary shares, each issued and outstanding Class B ordinary share shall be automatically and immediately converted into one share of Class A ordinary share, and no Class B ordinary shares shall be issued by our Company thereafter.

Class B ordinary shares shall also be automatically and immediately converted into an equal number of Class A ordinary shares: (1) upon any sale, pledge, transfer, assignment or disposition of such Class B ordinary shares by a holder thereto to any person or entity which is not an affiliate (as defined in our articles of association) of such holder; or (2) where, within 6 months after a transfer by a holder of Class B ordinary shares to an affiliate of such holder, there is a change of the beneficial ownership of the Class B ordinary shares held by the affiliate. Apart from the aforementioned (1) and (2), a change in the beneficial ownership of Class B ordinary shares shall not cause a conversion of Class B ordinary shares to Class A ordinary shares.

As of June 30, 2026, the number of Class A and Class B ordinary shares held by our WVR Beneficiaries and their shareholding and voting rights are as follows:

	Number of Class A ordinary shares	Number of Class B ordinary shares	Approximate total percentage voting rights of Class A and Class B ordinary shares(3)
Robin Yanhong Li(1)	71,065,568	439,200,000	60.0%
Melissa Ma	2,409,088	84,720,000	11.4%
Integrity Partners V, LLC(2)	—	100,320	0.0%

Notes:

(1) Includes 53,333,160 Class A ordinary shares in the form of ADSs held by certain employees who have granted Mr. Robin Yanhong Li irrevocable voting proxies with respect to these shares on their behalf as of June 30, 2026. As a result, the voting power held by Mr. Robin Yanhong Li represented 60.0% of the total outstanding voting power of our company as of June 30, 2026.

(2) To our knowledge, Integrity Partners V, LLC holds 100,320 Class B ordinary shares of our company and was not a record shareholder of any Class A ordinary shares as at June 30, 2026. Integrity Partners V, LLC is affiliated with an early stage investor that invested in our company before our U.S. IPO in 2005.

(3) On the basis that Class A ordinary shares entitle the shareholder to one vote per share and Class B ordinary shares entitle the shareholder to 10 votes per share.

Mr. Robin Yanhong Li, the chairman and chief executive officer of our Company, owns shares in his personal capacity and through Handsome Reward Limited. Ms. Melissa Ma is the spouse of Mr. Robin Yanhong Li and holds shares in her personal capacity. To the best knowledge of our Company, Integrity Partners V, LLC and its ultimate beneficial owner are independent third parties of and are not core connected persons of our Company, and its ultimate beneficial owner does not have a role in our Company's business and operations.

As the Company was initially listed as a Grandfathered Greater China Issuer pursuant to Chapter 19C of the Listing Rules with a WVR structure, certain shareholder protection measures and governance safeguards under Chapter 8A of the Listing Rules (Weighted Voting Rights) do not apply to the Company pursuant to Rule 8A.46 of the Listing Rules and the Articles of Association differ from Chapter 8A in a number of ways, in particular, the Articles of Association do not provide for WVRs to terminate in the circumstances specified in Chapter 8A, such as where the WVR beneficiary is deceased or no longer a director. The relevant exemptions pursuant to Chapter 8A of the Listing Rules continue to apply after the Primary Conversion.

The Company's WVR structure enables the WVR beneficiaries to hold shares with a higher voting power than the holders of Class A ordinary shares. Mr. Robin Yanhong Li, the chairman and chief executive officer of the Company, is the WVR beneficiary holding the highest percentage of voting rights; such shareholding will enable the Company to benefit from the continuing vision and leadership of Mr. Robin Yanhong Li, who will exercise his voting power with a view to the Company's long-term prospects and strategy.

Shareholders and prospective investors are advised to be aware of the potential risks of investing in companies with weighted voting rights structures, in particular that interests of the WVR beneficiaries may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR beneficiaries will be in a position to exercise their higher voting power to influence the affairs of our Company and the outcome of shareholders' resolutions, irrespective of how other shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

Compliance with the CG Code

The CG Code has become applicable to the Company with effect from the Primary Conversion Effective Date. From the Primary Conversion Effective Date and up to the Latest Practicable Date, the Company has complied with all the code provisions of the CG Code set forth in Part 2 of Appendix C1 to the Listing Rules, save for the following.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate chairman and chief executive officer and Mr. Robin Yanhong Li currently performs these two roles. Mr. Robin Yanhong Li has extensive experience in our business operations and management. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Compliance with the Model Code

Since the Primary Conversion Effective Date, the Company has adopted the management trading of securities policy (the "Code"), with terms no less exacting than the Model Code as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

On August 26, 2026, the Hong Kong Stock Exchange granted a waiver to the Company from strict compliance with Rules A.1, A.3(a) and B.8 of the Model Code in relation to the proposed Rule 10b5-1 trading plan entered into by Ms. Melissa Ma.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code from the Primary Conversion Effective Date up to the Latest Practicable Date.

Board Committees

We have established three committees under the Board: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Each of these committees is established with defined written terms of reference. The terms of reference of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

Audit Committee

The Audit Committee has reviewed the unaudited condensed consolidated interim financial statements of the Group for the six months ended June 30, 2026, including reconciliation between U.S. GAAP and IFRSs and this interim report, and has met with the independent auditor, Ernst & Young. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company. The unaudited condensed consolidated interim financial statements of the Group for the six months ended June 30, 2026 has been reviewed by the Independent Auditor in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”.

Directors' and Chief Executives' Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Interest in the Company

Name	Nature of interest	Number of Shares/ Underlying Shares(1)	Approximate % of interest in relevant class of Share(2)
Robin Yanhong Li(3)	Beneficial owner	8,510,792 Class A ordinary shares (L)	0.4%
	Interest of spouse	1,654,448 Class A ordinary shares (L)	0.1%
		84,720,000 Class B ordinary shares (L)	16.2%
	Interest in controlled corporation	14,133,792 Class A ordinary shares (L)	0.6%
		439,200,000 Class B ordinary shares (L)	83.8%
	Other	66,271,232 Class A ordinary shares (L)	3.0%
Yuanqing Yang(4)	Beneficial owner	148,064 Class A ordinary shares (L)	0.0%
Jixun Foo(5)	Beneficial owner	28,728 Class A ordinary shares (L)	0.0%
Sandy Ran Xu(6)	Beneficial owner	51,840 Class A ordinary shares (L)	0.0%
Xiaodan Liu(7)	Beneficial owner	46,128 Class A ordinary shares (L)	0.0%

Notes:

(1) The letter "L" stands for long position.

(2) The calculation is based on a total of 2,209,541,178 Class A ordinary shares and 524,020,320 Class B ordinary shares in issue as of the Latest Practicable Date.

(3) Mr. Robin Yanhong Li has aggregate long positions in 90,570,264 and 523,920,000 Class A ordinary shares and Class B ordinary shares, respectively. The interests comprised (i) 6,543,968 Class A ordinary shares held by Mr. Robin Yanhong Li; (ii) 66,271,232 Class A ordinary shares held by certain employees who have granted Mr. Robin Yanhong Li irrevocable voting proxies with respect to these shares on their behalf; (iii) 1,654,448 Class A ordinary shares and 84,720,000 Class B ordinary shares held by his spouse; (iv) 9,994,520 Class A ordinary shares and 439,200,000 Class B ordinary shares held by Handsome Reward Limited, a British Virgin Islands company wholly owned by Mr. Robin Yanhong Li; and (v) 4,912,176 Class A ordinary shares underlying the outstanding RSUs and 1,193,920 Class A ordinary shares underlying the outstanding share options granted to Mr. Robin Yanhong Li and held by Handsome Reward Limited and himself.

(4) The interests comprised (i) 119,336 Class A ordinary shares held by Mr. Yuanqing Yang and (ii) 28,728 Class A ordinary shares underlying the outstanding RSUs granted to Mr. Yuanqing Yang.

(5) The interests comprised 28,728 Class A ordinary shares underlying the outstanding RSUs granted to Mr. Jixun Foo.

(6) The interests comprised (i) 23,112 Class A ordinary shares held by Ms. Sandy Ran Xu and (ii) 28,728 Class A ordinary shares underlying the outstanding RSUs granted to Ms. Sandy Ran Xu.

(7) The interests comprised (i) 13,744 Class A ordinary shares held by Ms. Xiaodan Liu and (ii) 32,384 Class A ordinary shares underlying the outstanding RSUs granted to Ms. Xiaodan Liu.

Interest in Associated Corporation(s) of the Company

The following table lists out the interests of Directors or chief executives in BioMap Technology (Cayman) Limited ("**BioMap**"), which is an associated corporation of the Company, as at the Latest Practicable Date:

Name	Name of associated corporation	Nature of interest	Number of Shares	Approximate % of interest in relevant class of shares
Robin Yanhong Li	BioMap Technology (Cayman) Limited	Interest in controlled corporation	5,735,538(L)[1]	26.94%
			64,322,308(L)[1]	92.79%
			4,083,334(L)[1]	20.00%

Notes:

(1) Includes (i) 5,735,538 ordinary shares of BioMap held by Hundred Win Limited ("**Hundred Win**"), a company wholly owned by Mr. Robin Yanhong Li; (ii) 31,336,509 series seed preferred shares of BioMap held by Hundred Win and 32,985,799 series seed preferred shares of BioMap held by Baidu Holdings Limited ("**Baidu Holdings**"), a company wholly owned by the Company; and (iii) 612,500 series A preferred shares of BioMap held by Hundred Win and 3,470,834 series A preferred shares of BioMap held by Baidu Holdings.

Save as disclosed above, as of the Latest Practicable Date, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executives of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange.

Substantial Shareholders' Interests and Short Positions in Shares and Underlying Shares

As of the Latest Practicable Date, so far as the Directors are aware, the following persons (other than the Directors and chief executives of the Company whose interests have been disclosed above), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the Hong Kong Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Capacity/ Nature of interest	Number of Shares/ Underlying Shares	Approximate % of interest in relevant class of Share[1]
Class A ordinary shares			
—			
Class B ordinary shares			
Melissa Ma[2]	Beneficial owner	84,720,000(L)	16.17%
Handsome Reward Limited[3]	Beneficial owner	439,200,000(L)	83.81%

The letter "L" stands for long position and "S" stands for short position.

Notes:

(1) The calculation is based on 2,209,541,178 Class A ordinary shares and 524,020,320 Class B ordinary shares in issue as of the Latest Practicable Date.

(2) Ms. Melissa Ma (i) was interested in 84,720,000 Class B ordinary shares directly held by herself, and (ii) pursuant to the SFO, was deemed to be interested in 439,200,000 Class B ordinary shares (representing approximately 83.81% of interest in the relevant class of Share) held by Handsome Reward Limited, a company wholly owned and controlled by her spouse, Mr. Robin Yanhong Li.

(3) Handsome Reward Limited is a company wholly owned and controlled by Mr. Robin Yanhong Li.

Save as disclosed above, so far as the Directors are aware, as of the Latest Practicable Date, no person, other than the Directors whose interests are set out in the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or would fall to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Share Incentive Plans

During the Reporting Period, the Company has three existing share schemes, namely the 2008 Plan, the 2018 Plan and the 2023 Plan. The Company further adopted the 2026 Share Incentive Plan at the extraordinary general meeting on August 26, 2026.

The Share Incentive Plans of the Company are set out as follows. 5,287,704 Shares, representing 0.2% of the weighted average number of issued and outstanding Class A ordinary Shares of the Company (excluding treasury shares as defined under the Listing Rules) for the Reporting Period, may be issued in respect of all options and awards granted during the Reporting Period to eligible participants pursuant to the Share Incentive Plans.

2008 Share Incentive Plan

In December 2008, the Company adopted a share incentive plan (the "2008 Plan"), which provides for the granting of share incentives, including incentive share options and restricted shares pursuant to the 2008 Plan, to employees, directors and consultants of the Company or any of its related entities. However, the Company may grant incentive share options only to its employees and employees of its majority-owned subsidiaries. The Company reserved 274,302,160 Class A ordinary shares for issuance under the 2008 Plan, which expired in the year 2018. No service provider sublimit was set under the 2008 Plan, and no new awards may be granted under this plan although outstanding awards granted previously remain governed by it. No options or awards were available for grant under the 2008 Plan as at January 1, 2026 and June 30, 2026, respectively. Further details of the 2008 Share Incentive Plan are set out in the 2025 Annual Report of the Company dated March 17, 2026.

As at June 30, 2026, there were 63 grantees holding outstanding options and no grantees holding outstanding restricted shares under the 2008 Plan.

The following table sets out details of grantees holding outstanding options under the 2008 Plan during the Reporting Period.

Name or category of grantee	Position/ Relationship	Date of grant	Vesting period (from date of grant)	Exercise Period	Exercise price per Class A ordinary share (US$)	Details of movements of option during the Reporting Period					Weighted average closing price of our Class A ordinary shares immediately before the exercise date (US$)
						Outstanding as at beginning of Reporting Period	Exercised during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at end of Reporting Period	
Director(s)											
Robin Yanhong Li	Chairman of the Board of Directors and Chief Executive Officer	February 25, 2016	4 years	10 years	19.778	211,040	–	211,040	–	–	NA
		October 27, 2016	4 years	10 years	21.888	724,800	–	–	–	724,800	NA
		February 22, 2017	4 years	10 years	23.251	469,120	–	–	–	469,120	NA
Employee participants		February 22, 2017 to February 9, 2018	4 years	10 years	23.251 to 26.959	1,298,352	–	101,040	–	1,197,312	NA
Total						2,703,312	–	312,080	–	2,391,232	

During the Reporting Period, there were no outstanding unvested restricted shares held by grantees under the 2008 Plan, and no movements in such restricted shares occurred during the Reporting Period.

2018 Share Incentive Plan

In July 2018, the Company adopted a share incentive plan (the "2018 Plan"). A summary of the key terms of the 2018 Plan is as follows:

(1) Purpose of the scheme — To promote the success and enhance the value of the Company by linking the personal interests of members of the Board, employees and consultants to those of the Company's shareholders, and by providing an incentive for outstanding performance, and to provide flexibility to the Company in motivating, attracting and retaining their services.

(2) Participants of the scheme — Employees, directors and consultants of the Company or any of its related entities (which include the Company's subsidiaries or entities in which it holds a substantial ownership interest); incentive share options may be granted only to employees of the Company or its majority-owned subsidiaries.

(3) Total number of shares available for grant and issue — The maximum aggregate number of Class A ordinary shares issuable under all awards was 275,516,000. As at January 1, 2026 and June 30, 2026, the number of Class A ordinary shares available for grant under the 2018 Plan is 3,357,328 and 2,393,648, respectively. There is no service provider sublimit under the 2018 Plan.

(4) Maximum entitlement of each participant — The 2018 Plan does not specify an individual participant limit; the number and terms of awards are determined by the Compensation Committee, subject to the overall plan limit (in the case of incentive share options, the aggregate fair market value of shares first exercisable in any calendar year may not exceed US$100,000).

(5) Period within which an option may be exercised — As determined by the Compensation Committee and set out in the award agreement, provided that the term of an option may not exceed ten years from the date of grant (five years for an incentive share option granted to a holder of more than 10% of the voting power of the Company's share capital).

(6) Vesting period of options or awards — As determined by the Compensation Committee and specified in the award agreement.

(7) Amount payable on application or acceptance — No amount is payable on application for, or acceptance of, an option or award; the purchase price for restricted shares/restricted share units is nil, and the exercise price of options is payable only upon exercise.

(8) Basis of determining the exercise price of options/purchase price of awards — The exercise price is determined by the Compensation Committee and, for individuals subject to U.S. taxation, may not be less than the fair market value of the shares on the date of grant (not less than 110% of fair market value for an incentive share option granted to a more-than-10% holder).

(9) Remaining life of the scheme — The plan has a ten-year term expiring in July 2028.

As at June 30, 2026, the outstanding options and restricted shares under the 2018 Plan were held by 31 and 7,720 grantees, respectively.

The following table sets out details of grantees holding outstanding options under the 2018 Plan during the Reporting Period.

Name or category of grantee	Date of grant	Vesting period (from date of grant)	Exercise Period	Exercise price per Class A ordinary share (US$)	Details of movements of option during the Reporting Period: Outstanding as at beginning of Reporting Period	Granted during the Reporting Period	Exercised during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at end of Reporting Period	Closing price of our Class A ordinary shares immediately before the date of grant (US$)	Fair value of options on date of grant[1] (US$)	Weighted average closing price of our Class A ordinary shares immediately before the exercise date (US$)
Employee participants	August 8, 2019 to February 7, 2025	Up to 4 years	10 years	11.165 to 20.178[2]	6,835,480	—	465,568	—	170,384	6,199,528	NA	NA	16.639
	February 6, 2026	4 years	10 years	18.241	—	37,112	—	—	37,112	—	17.370	9.023	NA
Total					6,835,480	37,112	465,568	—	207,496	6,199,528			

Note:

(1) The fair value of each option award was estimated on the date of grant using the Black-Scholes-Merton valuation model. The volatility assumption was estimated based on historical volatility of the Company's share price applying the guidance provided by ASC 718. Assumptions of the expected term were based on the vesting and contractual terms and employee demographics. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

(2) The exercise price in respect of the options exercised during the Reporting Period was US$12.486.

The following table sets out details of grantees holding unvested restricted shares under the 2018 Plan during the Reporting Period.

				Details of movements of restricted shares during the Reporting Period								
Name or category of grantee	Position/ Relationship	Date of grant	Vesting period (from date of grant)	Outstanding as at beginning of Reporting Period	Granted during the Reporting Period	Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at end of Reporting Period	Closing price of our Class A ordinary shares immediately before the date of grant (US$)	Fair value of restricted shares on date of grant[(1)] (US$)	Weighted average closing price of our Class A ordinary shares immediately before the vesting date (US$)
Directors												
Robin Yanhong Li	Chairman of the Board of Directors and Chief Executive Officer	February 14, 2022 to August 9, 2023	4 years	1,046,208	–	362,008	–	–	684,200	NA	NA	17.126
Yuanqing Yang	Independent Director	February 20, 2024	2 years	3,592	–	3,592	–	–	–	NA	NA	17.915
		February 6, 2026	2 years	–	28,728	–	–	–	28,728	17.370	18.241	NA
Jixun Foo	Independent Director	February 20, 2024	2 years	3,592	–	3,592	–	–	–	NA	NA	17.915
		February 6, 2026	2 years	–	28,728	–	–	–	28,728	17.370	18.241	NA
Sandy Ran Xu	Independent Director	February 20, 2024	2 years	3,840	–	3,840	–	–	–	NA	NA	17.915
		February 6, 2026	2 years	–	28,728	–	–	–	28,728	17.370	18.241	NA
Xiaodan Liu	Independent Director	May 20, 2025	1 year	27,224	–	27,224	–	–	–	NA	NA	17.139
		February 6, 2026	2 years	–	32,384	–	–	–	32,384	17.370	18.241	NA
Employee participants		November 8, 2021 to November 12, 2025	Up to 4 years	42,718,448	–	7,475,304	–	3,985,592	31,257,552	NA	NA	16.132
		February 6, 2026	Up to 4 years	–	1,144,384	–	–	90,792	1,053,592	17.370	18.241	NA
		May 8, 2026	Up to 4 years	–	3,854,136	–	–	40,144	3,813,992	17.484	17.631	NA
		June 1, 2026	4 years	–	133,504	–	–	–	133,504	16.914	16.550	NA
Total				43,802,904	5,250,592	7,875,560	–	4,116,528	37,061,408			

Note:

(1) The fair value of each restricted share was determined with reference to the fair value of the underlying share on grant date.

2023 Share Incentive Plan

In August 2023, the Company adopted a share incentive plan (the "2023 Plan"). A summary of the key terms of the 2023 Plan is as follows:

(1) Purpose of the scheme — To promote the success and enhance the value of the Company by linking the personal interests of members of the Board, employees and consultants to those of the Company's shareholders, and by providing an incentive for outstanding performance, and to provide flexibility to the Company in motivating, attracting and retaining their services.

(2) Participants of the scheme — Employees, members of the Board and consultants of the Company or any of its related entities; incentive share options may be granted only to employees of the Company or a parent or subsidiary of the Company.

(3) Total number of shares available for grant and issue — The maximum aggregate number of Class A ordinary shares issuable under all awards was 281,230,346. As at January 1, 2026 and June 30, 2026, the number of Class A ordinary shares available for grant under the 2023 Plan is 227,386,418 and 230,690,562, respectively. There is no service provider sublimit under the 2023 Plan.

(4) Maximum entitlement of each participant — The 2023 Plan does not specify an individual participant limit; the number and terms of awards are determined by the Compensation Committee, subject to the overall plan limit (in the case of incentive share options, the aggregate fair market value of shares first exercisable in any calendar year may not exceed US$100,000).

(5) Period within which an option may be exercised — As determined by the Compensation Committee and set out in the award agreement, provided that the term of an option may not exceed ten years from the date of grant (five years for an incentive share option granted to a holder of more than 10% of the voting power of the Company's share capital).

(6) Vesting period of options or awards — As determined by the Compensation Committee and specified in the award agreement.

(7) Amount payable on application or acceptance — No amount is payable on application for, or acceptance of, an option or award; the purchase price for restricted shares/restricted share units is nil, and the exercise price of options is payable only upon exercise.

(8) Basis of determining the exercise price of options/purchase price of awards — The exercise price is determined by the Compensation Committee and, for individuals subject to U.S. taxation, may not be less than the fair market value of the shares on the date of grant (not less than 110% of fair market value for an incentive share option granted to a more-than-10% holder).

(9) Remaining life of the scheme — The plan has a ten-year term expiring in August 2033.

As at June 30, 2026, the outstanding options and restricted shares under the 2023 Plan were held by 1 and 7,081 grantees, respectively.

The following table sets out details of the grantee holding outstanding options under the 2023 Plan during the Reporting Period.

Name or category of grantee	Date of grant	Vesting period (from date of grant)	Exercise Period	Exercise price per Class A ordinary share (US$)	Details of movements of options during the Reporting Period: Outstanding as at beginning of Reporting Period	Granted during the Reporting Period	Exercised during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at end of Reporting Period	Closing price of our Class A ordinary shares immediately before the date of grant (US$)	Fair value of options on date of grant[(1)] (US$)	Weighted average closing price of our Class A ordinary shares immediately before the exercise date (US$)
Employee participant	August 7, 2025	4 years	10 years	10.934	501,360	—	—	—	—	501,360	NA	NA	NA
Total					501,360	—	—	—	—	501,360			

Note:

(1) The fair value of each option award was estimated on the date of grant using the Black-Scholes-Merton valuation model. The volatility assumption was estimated based on historical volatility of the Company's share price applying the guidance provided by ASC 718. Assumptions of the expected term were based on the vesting and contractual terms and employee demographics. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following table sets out details of grantees holding unvested restricted shares under the 2023 Plan during the Reporting Period.

Name or category of grantee	Position/ Relationship	Date of grant	Vesting period (from date of grant)	Details of movements of restricted shares during the Reporting Period: Outstanding as at beginning of Reporting Period	Granted during the Reporting Period	Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at end of Reporting Period	Closing price of our Class A ordinary shares immediately before the date of grant (US$)	Fair value of restricted shares on date of grant[(1)] (US$)	Weighted average closing price of our Class A ordinary shares immediately before the vesting date (US$)
Director(s)												
Robin Yanhong Li	Chairman of the Board of Directors and Chief Executive Officer	August 8, 2024 to August 7, 2025	4 years	3,641,256	—	—	—	—	3,641,256	NA	NA	NA
Employee participants		August 8, 2024 to August 7, 2025	Up to 4 years	46,616,608	—	200	—	3,304,144	43,312,264	NA	NA	15.780
Total				50,257,864	—	200	—	3,304,144	46,953,520			

Note:

(1) The fair value of each restricted share was determined with reference to the fair value of the underlying share on grant date.

Purchase, Sale or Redemption of the Company's Listed Securities

During the six months ended June 30, 2026, the Company repurchased a total of 1,449,881 ADSs on the Nasdaq and 2,434,750 Class A ordinary shares on the Hong Kong Stock Exchange (collectively, the "Repurchased Shares") for an aggregate consideration of US$209 million (before expense). Each ADS represents eight Class A ordinary shares. As at the Latest Practicable Date, the Repurchased Shares repurchased during the Reporting Period are expected to be cancelled or used for the purpose of satisfying the options or awards granted under the share incentive plans of the Company.

Particulars of the repurchases made by the Company during Reporting Period on Nasdaq are as follows:

Month 2026	Number of ADSs repurchased	Highest price paid per ADS (US$)	Lowest price paid per ADS (US$)	Total consideration paid (before expense) (US$ million)
February	28,661	126.24	124.19	4
March	1,295,516	128.17	113.80	157
June	125,704	115.80	100.50	14

Particulars of the repurchases made by the Company during Reporting Period on the Hong Kong Stock Exchange are as follows:

Month 2026	Number of Class A ordinary Shares repurchased	Highest price paid per Class A ordinary Share (HK$)	Lowest price paid per Class A ordinary Share (HK$)	Total consideration paid (before expense) (HK$ million)	Total consideration paid (before expense) (US$ million)
February	323,250	125.30	122.20	40	5
March	375,700	117.60	113.80	44	6
June	1,735,800	109.80	98.55	182	23

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed (including sale of treasury shares as defined under the Listing Rules) on the Hong Kong Stock Exchange or Nasdaq during the six months ended June 30, 2026. The Company did not hold any treasury shares as defined under the Listing Rules as at June 30, 2026.

Disclosure of Changes in Directors' Information Pursuant to Rule 13.51B(1) of the Listing Rules

Pursuant to Rule 13.51B(1) of the Listing Rules, the changes in the information of the Directors during the Reporting Period and up to the Latest Practicable Date are set out below.

- Yuanqing Yang, an independent Director, was appointed as the new member of the Audit Committee with effect from the Primary Conversion Effective Date.

- Xiaodan Liu, an independent Director, was appointed as the new member of the Nominating and Corporate Governance Committee with effect from the Primary Conversion Effective Date.

Save as disclosed above, the Directors hereby confirm that no change to the information of the Directors is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules during the Reporting Period and up to the Latest Practicable Date.

Interim Dividend

The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2026.

Continuing Disclosure Obligations Pursuant to the Listing Rules

The Company does not have any other disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules.

Approval of Interim Report

The interim report and the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2026 were approved and authorized for issue by the Board on September 16, 2026.

Independent Review Report

TO THE BOARD OF DIRECTORS OF BAIDU, INC.
(Incorporated in the Cayman Islands with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 29 to 69, which comprises the condensed consolidated balance sheet of Baidu, Inc. (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2026 and the related condensed consolidated statements of comprehensive income, cash flows and shareholders' equity for the six-month period then ended, and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" ("ISRE 2410"). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with U.S. GAAP.

OTHER MATTER

The comparative condensed consolidated statements of comprehensive income, cash flows and shareholders' equity for the six-month period ended 30 June 2025 and related explanatory notes included in the condensed consolidated financial information have not been reviewed in accordance with ISRE 2410.

Ernst & Young
Certified Public Accountants
Hong Kong
17 September 2026

Interim Condensed Consolidated Balance Sheets

(Amounts in millions of Renminbi ("RMB"), and in millions of U.S. Dollars ("US$"), except for number of shares and per share data)

	Notes	As of December 31, 2025 RMB (Audited)	As of June 30, 2026 RMB (Unaudited)	As of June 30, 2026 US$ (Unaudited)
ASSETS				
Current assets:				
Cash and cash equivalents		24,606	**24,524**	**3,614**
Restricted cash		225	**170**	**25**
Short-term investments, net	3	90,661	**141,727**	**20,888**
Accounts receivable, net of allowance of RMB5,001 and RMB3,652 (US$538) as of December 31, 2025 and June 30, 2026, respectively	15	12,972	**13,493**	**1,989**
Amounts due from related parties	12	761	**721**	**106**
Other current assets, net	5	22,745	**26,729**	**3,940**
Total current assets		151,970	**207,364**	**30,562**
Non-current assets:				
Fixed assets, net		26,281	**28,484**	**4,198**
Licensed copyrights, net		5,963	**6,068**	**894**
Produced content, net		14,575	**13,903**	**2,049**
Intangible assets, net		3,891	**4,997**	**736**
Goodwill		36,783	**36,783**	**5,421**
Long-term time deposits and held-to-maturity investments	3	123,862	**74,311**	**10,952**
Long-term investments, net	4	44,918	**42,855**	**6,316**
Amounts due from related parties	12	167	**144**	**21**
Lease right-of-use assets	8	9,287	**18,574**	**2,737**
Deferred tax assets, net	9	4,582	**4,480**	**660**
Other non-current assets	5	26,878	**31,969**	**4,713**
Total non-current assets		297,187	**262,568**	**38,697**
Total assets		449,157	**469,932**	**69,259**

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Balance Sheets

(Amounts in millions of Renminbi ("RMB"), and in millions of U.S. Dollars ("US$"), except for number of shares and per share data)

	Notes	As of December 31, 2025 RMB (Audited)	As of June 30, 2026 RMB (Unaudited)	As of June 30, 2026 US$ (Unaudited)
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY				
Current liabilities:				
Short-term loans	6	7,626	**26,311**	**3,878**
Accounts payable and accrued liabilities	15	38,846	**40,040**	**5,901**
Customer deposits and deferred revenue		13,051	**12,819**	**1,889**
Deferred income		531	**431**	**64**
Long-term loans, current portion	6	14,765	**2,027**	**299**
Convertible senior notes, current portion		1,459	**1**	**—**
Notes payable, current portion	7	4,560	**2,038**	**300**
Amounts due to related parties	12	1,988	**1,818**	**268**
Lease liabilities	8	3,502	**3,631**	**535**
Total current liabilities		86,328	**89,116**	**13,134**
Non-current liabilities:				
Deferred income		198	**152**	**22**
Deferred revenue		723	**775**	**114**
Amounts due to related parties	12	36	**25**	**4**
Long-term loans	6	3,369	**20,779**	**3,062**
Notes payable	7	51,021	**46,089**	**6,793**
Convertible senior notes		6,712	**6,615**	**975**
Lease liabilities	8	4,885	**5,406**	**797**
Deferred tax liabilities	9	4,985	**5,426**	**800**
Other non-current liabilities		1,174	**452**	**66**
Total non-current liabilities		73,103	**85,719**	**12,633**
Total liabilities		159,431	**174,835**	**25,767**

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Balance Sheets

(Amounts in millions of Renminbi ("RMB"), and in millions of U.S. Dollars ("US$"), except for number of shares and per share data)

	Notes	As of December 31, 2025 RMB (Audited)	As of June 30, 2026 RMB (Unaudited)	As of June 30, 2026 US$ (Unaudited)
Commitments and contingencies				
Redeemable noncontrolling interests		13,166	**13,685**	**2,017**
Equity				
Class A Ordinary Shares, par value US$0.000000625 per share, 66,000,000,000 shares authorized, 2,323,561,440 shares and 2,252,545,032 shares issued as of December 31, 2025 and June 30, 2026, respectively, and 2,197,993,760 shares and 2,192,715,404 shares outstanding as of December 31, 2025 and June 30, 2026, respectively		—	**—**	**—**
Class B Ordinary Shares, par value US$0.000000625 per share, 2,832,000,000 shares authorized, 524,020,320 shares and 524,020,320 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively		—	**—**	**—**
Additional paid-in capital		94,979	**96,326**	**14,196**
Treasury stock		(4,693)	**(698)**	**(103)**
Retained earnings		177,694	**177,599**	**26,175**
Accumulated other comprehensive loss		(1,650)	**(1,475)**	**(217)**
Total Baidu, Inc. shareholders' equity		266,330	**271,752**	**40,051**
Noncontrolling interests		10,230	**9,660**	**1,424**
Total equity		276,560	**281,412**	**41,475**
Total liabilities, redeemable noncontrolling interests and equity		449,157	**469,932**	**69,259**

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Comprehensive Income

(Amounts in millions of Renminbi ("RMB"), and in millions of U.S. Dollars ("US$"), including number of shares, except for per share (or ADS) data)

		For the Six Months Ended June 30,		
		2025	2026	2026
		RMB	RMB	US$
	Notes	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	13	65,165	63,400	9,344
Costs and expenses:				
Cost of revenue		35,844	38,687	5,702
Selling, general and administrative		11,873	9,508	1,401
Research and development		9,663	8,988	1,325
Total costs and expenses		57,380	57,183	8,428
Operating income		7,785	6,217	916
Other income:				
Interest income		4,621	3,648	538
Interest expense		(1,502)	(1,244)	(183)
Foreign exchange loss, net		(831)	(2,149)	(317)
Share of earnings from equity method investments		1,268	893	132
Others, net		5,794	(338)	(50)
Total other income, net		9,350	810	120
Income before income taxes		17,135	7,027	1,036
Income tax expense	9	2,058	1,528	225
Net income		15,077	5,499	811
Less: net income (loss) attributable to noncontrolling interests		38	(265)	(39)
Net income attributable to Baidu, Inc.		15,039	5,764	850

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Comprehensive Income

(Amounts in millions of Renminbi ("RMB"), and in millions of U.S. Dollars ("US$"), including number of shares, except for per share (or ADS) data)

		For the Six Months Ended June 30,		
		2025	**2026**	**2026**
		RMB	**RMB**	**US$**
	Notes	(Unaudited)	**(Unaudited)**	**(Unaudited)**
Earnings per share for Class A and Class B ordinary shares:	10			
Basic		5.35	**1.93**	**0.28**
Diluted		5.24	**1.81**	**0.27**
Earnings per ADS (1 ADS equals 8 Class A ordinary shares):	10			
Basic		42.76	**15.46**	**2.28**
Diluted		41.95	**14.50**	**2.14**
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):	10			
Basic		2,735	**2,719**	**2,719**
Diluted		2,746	**2,760**	**2,760**
Other comprehensive income:				
Foreign currency translation adjustments		443	**356**	**53**
Unrealized losses on available-for-sale investments, net of reclassification		(27)	**(121)**	**(18)**
Unrealized losses on derivatives		(261)	**(95)**	**(14)**
Other comprehensive income, net of tax		155	**140**	**21**
Comprehensive income		15,232	**5,639**	**832**
Less: comprehensive loss attributable to noncontrolling interests		(28)	**(300)**	**(44)**
Comprehensive income attributable to Baidu, Inc.		15,260	**5,939**	**876**

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Cash Flows

(Amounts in millions of Renminbi ("RMB"), and in millions of U.S. Dollars ("US$"))

	For the Six Months Ended June 30,		
	2025	2026	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by/(used in) operating activities	(6,878)	6,106	900
Cash flows from investing activities:			
Capital expenditures	(6,700)	(17,306)	(2,551)
Purchases of time deposits and held-to-maturity investments	(82,953)	(35,592)	(5,246)
Maturities of time deposits and held-to-maturity investments	86,241	58,173	8,574
Purchases of available-for-sale debt investments	(73,853)	(105,412)	(15,536)
Sales and maturities of available-for-sale debt investments	68,767	82,795	12,202
Purchases of trading investments	(1,932)	(4,437)	(654)
Other investing activities	684	258	38
Net cash used in investing activities	(9,746)	(21,521)	(3,173)
Cash flows from financing activities:			
Proceeds from short-term loans	6,312	26,607	3,921
Repayments of short-term loans	(9,939)	(7,947)	(1,171)
Proceeds from long-term loans	1,855	19,157	2,823
Repayments of long-term loans	(41)	(14,229)	(2,097)
Proceeds from issuance of long-term notes, net of issuance costs	24,304	—	—
Repayments of long-term notes	(7,955)	(4,440)	(654)
Proceeds from issuance of convertible senior notes, net of issuance costs	2,490	—	—
Repayments or redemption of convertible senior notes	(2,813)	(1,428)	(210)
Repurchase of ordinary shares	(5,238)	(1,395)	(206)
Proceeds from issuance of redeemable noncontrolling interests	2,370	—	—
Other financing activities	1	(555)	(83)
Net cash provided by financing activities	11,346	15,770	2,323
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(244)	(492)	(71)
Net decrease in cash, cash equivalents and restricted cash	(5,522)	(137)	(21)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

(Amounts in millions of Renminbi ("RMB"), and in millions of U.S. Dollars ("US$"))

	For the Six Months Ended June 30,		
	2025	**2026**	**2026**
	RMB	**RMB**	**US$**
	(Unaudited)	**(Unaudited)**	**(Unaudited)**
Cash, cash equivalents and restricted cash at the beginning of the period	36,589	**24,831**	**3,660**
Cash, cash equivalents and restricted cash at the end of the period	31,067	**24,694**	**3,639**
Reconciliation of cash, cash equivalents and restricted cash:			
Cash and cash equivalents	29,940	**24,524**	**3,614**
Restricted cash	320	**170**	**25**
Long-term restricted cash	807	**—**	**—**
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	31,067	**24,694**	**3,639**

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statements of Shareholders' Equity

(Amounts in millions of Renminbi ("RMB"), except for number of shares)

	Attributable to Baidu, Inc.								
	Ordinary shares		Treasury Stock		Additional		Accumulated		Total
	Number of shares	Amount	Number of shares	Amount	paid-in capital	Retained earnings	other comprehensive loss	Noncontrolling interests	shareholders' equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balances at December 31, 2024 (audited)	2,763,574,692	–	83,456,676	(6,236)	91,586	180,073	(1,803)	10,122	273,742
Net income	–	–	–	–	–	15,039	–	38	15,077
Other comprehensive income (loss)	–	–	–	–	–	–	221	(66)	155
Exercise of share-based awards	12,414,128	–	(12,032,384)	1,100	–	(1,100)	–	–	–
Share-based compensation	–	–	–	–	1,846	–	–	123	1,969
Dividends paid and payable by the Company's subsidiaries	–	–	–	–	–	–	–	(19)	(19)
Accretion of redeemable noncontrolling interests	–	–	–	–	–	(412)	–	–	(412)
Repurchase and retirement of ordinary shares	(68,472,126)	–	13,533,966	(518)	–	(4,734)	–	–	(5,252)
Others	–	–	–	–	(5)	–	–	5	–
Balances at June 30, 2025 (unaudited)	2,707,516,694	–	84,958,258	(5,654)	93,427	188,866	(1,582)	10,203	285,260

	Attributable to Baidu, Inc.								
	Ordinary shares		Treasury Stock		Additional		Accumulated		Total
	Number of shares	Amount	Number of shares	Amount	paid-in capital	Retained earnings	other comprehensive loss	Noncontrolling interests	shareholders' equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balances at December 31, 2025 (audited)	2,722,014,080	–	71,309,744	(4,693)	94,979	177,694	(1,650)	10,230	276,560
Net income (loss)	–	–	–	–	–	5,764	–	(265)	5,499
Other comprehensive income (loss)	–	–	–	–	–	–	175	(35)	140
Exercise of share-based awards	8,341,328	–	(293,336)	145	–	(105)	–	–	40
Share-based compensation	–	–	–	–	1,235	–	–	91	1,326
Dividends paid and payable by the Company's subsidiaries	–	–	–	–	–	–	–	(52)	(52)
Accretion of redeemable noncontrolling interests	–	–	–	–	–	(509)	–	(10)	(519)
Repurchase and retirement of ordinary shares	(13,619,684)	–	(57,396,724)	3,850	–	(5,245)	–	–	(1,395)
Changes in ownership of subsidiaries, net	–	–	–	–	142	–	–	(329)	(187)
Others	–	–	–	–	(30)	–	–	30	–
Balances at June 30, 2026 (unaudited)	2,716,735,724	–	13,619,684	(698)	96,326	177,599	(1,475)	9,660	281,412

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended June 30, 2025 and 2026

1. ORGANIZATION AND BASIS OF PRESENTATION

Baidu, Inc. ("Baidu" or the "Company") was incorporated under the laws of the Cayman Islands on January 18, 2000. The Company, its subsidiaries, variable interest entities ("VIEs") and subsidiaries of the VIEs are hereinafter collectively referred to as the "Group".

As of June 30, 2026, the Company has major subsidiaries incorporated in countries and jurisdictions including Chinese Mainland, Hong Kong, Cayman Islands and British Virgin Islands ("BVI"). As of June 30, 2026, the Company also effectively controls a number of VIEs through the Primary Beneficiaries.

The Group's operations consist of Baidu General Business and iQIYI. The Group's principal geographic market is in Chinese Mainland. The Company does not conduct any substantive operations of its own, but conducts its primary business operations through its subsidiaries incorporated in Chinese Mainland and contractual arrangements with the VIEs based in Chinese Mainland.

The VIEs are consolidated under Accounting Standards Codification ("ASC") Topic 810, *Consolidation* ("ASC 810") by their respective primary beneficiaries based on a series of contractual arrangements with the VIEs and their respective shareholders, which provide the primary beneficiaries with (i) the power to direct the activities of VIEs that most significantly impact the VIEs' economic performance and (ii) the obligation to absorb losses of the VIEs that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. There have been no material changes in the nature of the Group's involvement with the VIEs or the associated risks during the six months ended June 30, 2026.

The following tables set forth the financial statement balances and amounts of the VIEs and their subsidiaries included in the interim condensed consolidated financial statements after the elimination of intercompany balances and transactions among VIEs and their subsidiaries within the Group.

	As of December 31, 2025 RMB (Audited)	**As of June 30, 2026 RMB (Unaudited)**
	(In millions)	
Total current assets	29,426	**35,242**
Total assets	110,784	**112,623**
Total current third-party liabilities	37,165	**41,434**
Total liabilities[(i)]	93,553	**93,974**

(i) Included amounts due to the other entities within Baidu of RMB48.1 billion and RMB44.9 billion as of December 31, 2025 and June 30, 2026, respectively.

1. ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

	For the six months ended June 30,	
	2025	**2026**
	RMB	**RMB**
	(Unaudited)	
	(In millions)	
Revenue	35,457	**36,608**
Net income (loss)	(327)	**2,282**
Net cash provided by/(used in) operating activities	(10,577)	**2,619**
Net cash used in investing activities	(3,111)	**(2,153)**
Net cash provided by financing activities	14,686	**450**

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim condensed consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") for interim financial reporting.

These interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements. Accordingly, they should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2025. There were no significant changes to our significant accounting policies from the audited consolidated financial statements for the preceding fiscal year.

Recently Adopted Accounting Pronouncements

In July 2025, the FASB issued Accounting Standard Update ("ASU") 2025-05, *Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets* ("ASU 2025-05"), which provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity can elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Adopted Accounting Pronouncements (continued)

estimating expected credit losses. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those fiscal years. Beginning January 1, 2026, the Group adopted ASU 2025-05 prospectively and elected to apply the practical expedient. The adoption of this guidance did not have a material impact on its interim condensed consolidated financial statements and related disclosures.

Comparative Information

Certain items in the interim condensed consolidated financial statements have been reclassified to conform with current period's presentation.

Currency Translation for Financial Statements Presentation

Translations of certain amounts from RMB into US$ and Hong Kong dollars ("HK$") are provided for the convenience of the reader. Such translations have been made at the exchange rates of RMB6.7851 per US$1.00 and RMB0.8652 per HK$1.00 as of June 30, 2026, based on the exchange rates published in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ or HK$ at such rates.

3. SHORT-TERM INVESTMENTS AND LONG-TERM TIME DEPOSITS AND HELD-TO-MATURITY INVESTMENTS

As of December 31, 2025 and June 30, 2026, the Group's short-term investments primarily comprised of deposits in commercial banks with maturities between three months and one year and wealth management products issued by commercial banks and other financial institutions. Long-term time deposits and held-to-maturity investments mainly comprised of deposits in commercial banks with remaining maturities of greater than one year and wealth management products issued by commercial banks and other financial institutions for which the Group has the positive intent and ability to hold those investments to maturity with remaining maturities of greater than one year.

During the six months ended June 30, 2025 and 2026, the Group recorded interest income from its short-term investments and long-term time deposits and held-to-maturity investments of RMB3.4 billion and RMB3.3 billion in the interim condensed consolidated statements of comprehensive income, respectively.

3. SHORT-TERM INVESTMENTS AND LONG-TERM TIME DEPOSITS AND HELD-TO-MATURITY INVESTMENTS (CONTINUED)

Short-term investments and long-term time deposits and held-to-maturity investments as of December 31, 2025 and June 30, 2026 were shown as below:

	As of December 31, 2025							
	Cost or amortized cost less allowance for credit losses RMB	Gross unrecognized holding gains RMB	Gross unrecognized holding losses RMB	Gross unrealized gains RMB	Gross unrealized losses RMB	Trading gains RMB	Trading losses RMB	Fair value RMB
				(Audited) (In millions)				
Current assets:								
Held-to-maturity debt investments	59,530	314	(274)	—	—	—	—	59,570
Available-for-sale debt investments	26,886	—	—	164	—	—	—	27,050
Trading debt investments	3,299	—	—	—	—	782	—	4,081
Non-current assets:								
Long-term time deposits and held-to-maturity investments	123,862	1,411	(225)	—	—	—	—	125,048

3. SHORT-TERM INVESTMENTS AND LONG-TERM TIME DEPOSITS AND HELD-TO-MATURITY INVESTMENTS (CONTINUED)

	As of June 30, 2026							
	Cost or amortized cost less allowance for credit losses RMB	Gross unrecognized holding gains RMB	Gross unrecognized holding losses RMB	Gross unrealized gains RMB	Gross unrealized losses RMB	Trading gains RMB	Trading losses RMB	Fair value RMB
				(Unaudited) (In millions)				
Current assets:								
Held-to-maturity debt investments	85,953	638	(247)	–	–	–	–	86,344
Available-for-sale debt investments	48,604	–	–	126	–	–	–	48,730
Trading debt investments	6,851	–	–	–	–	193	–	7,044
Non-current assets:								
Long-term time deposits and held-to-maturity investments	74,311	991	(63)	–	–	–	–	75,239

4. LONG-TERM INVESTMENTS

The following table sets forth a breakdown of the categories of long-term investments held by the Group as of the dates indicated:

	As of December 31, 2025 RMB (Audited)	**As of June 30, 2026 RMB (Unaudited)**
	(In millions)	
Equity method investments	19,988	**19,849**
Equity investments at fair value with readily determinable fair value	10,774	**7,747**
Equity investments without readily determinable fair value using the measurement alternative	5,725	**5,896**
Investments accounted for at fair value	4,593	**5,840**
Available-for-sale debt investments	3,220	**2,979**
Equity investments without readily determinable fair value using the NAV practical expedient	618	**544**
Total long-term investments	44,918	**42,855**

Equity method investments

The Group held a number of equity method investments as of December 31, 2025 and June 30, 2026. The Group recognized impairment charges on equity method investments of nil and RMB473 million for the six months ended June 30, 2025 and 2026, respectively.

The Group held approximately 7% and 7% equity interest in Trip.com Group Limited ("Trip") as of December 31, 2025 and June 30, 2026, respectively, and the Group can actively participate in the operating and financing policies of Trip through its one seat on Trip's board of directors with a total of eight members. Accordingly, the Group has significant influence over Trip and accounts for the investment as an equity method investment in accordance with ASC Topic 323, *Investments — Equity Method and Joint Ventures*. In July 2026, Trip received an administrative penalty decision issued by the State Administration for Market Regulation pursuant to the PRC Anti-Monopoly Law, and accordingly, based on the approximately 7% equity interest in Trip, the Group would recognize approximately RMB0.4 billion losses in the quarter ending on September 30, 2026 as a result of Trip's administrative penalty.

4. LONG-TERM INVESTMENTS (CONTINUED)

Equity investments without readily determinable fair value using the measurement alternative

The Group recognized fair value gains of equity investments without readily determinable fair value using the measurement alternative of RMB120 million and RMB411 million for the six months ended June 30, 2025 and 2026, respectively. The Group recognized impairment charges on equity investments without readily determinable fair value using the measurement alternative of RMB129 million and RMB79 million for the six months ended June 30, 2025 and 2026, respectively.

For equity investments without readily determinable fair value using the measurement alternative, as of December 31, 2025 and June 30, 2026, the initial cost basis was RMB10.1 billion and RMB9.6 billion, respectively, the cumulative unrealized gains were RMB1.4 billion and RMB1.9 billion, respectively, and the cumulative unrealized losses including impairment were RMB5.8 billion and RMB5.6 billion, respectively.

Available-for-sale debt investments

For available-for-sale debt investments, as of December 31, 2025 and June 30, 2026, the cost was RMB3.7 billion and RMB3.5 billion, respectively, the gross unrealized gains were RMB153 million and RMB101 million, respectively, and the gross unrealized losses were RMB667 million and RMB651 million, respectively.

The following table summarizes the estimated fair value of available-for-sale debt investments, classified by the contractual maturity date of the investments:

	As of December 31, 2025 RMB (Audited)	**As of June 30, 2026 RMB (Unaudited)**
	(In millions)	
Due in 1 year	56	**–**
Due in 1 year through 5 years	1,776	**1,147**
Not due at a single maturity date	1,388	**1,832**
Total	3,220	**2,979**

5. OTHER ASSETS

	As of December 31, 2025 RMB (Audited)	As of June 30, 2026 RMB (Unaudited)
	(In millions)	
Inventories	6,200	**8,286**
Advances to suppliers	5,180	**6,928**
Recoverable value-added tax ("VAT")	3,215	**3,888**
Contract assets, net	1,904	**1,653**
Receivables from online payment agencies	1,788	**1,644**
Others	4,458	**4,330**
Total other current assets	22,745	**26,729**
Advances to suppliers	17,997	**23,029**
Loan due from PAG[(i)]	4,474	**4,350**
Prepaid licensed copyrights	3,507	**3,673**
Others	900	**917**
Total other non-current assets	26,878	**31,969**

(i) PAGAC IV-1 (Cayman) Limited, PAG Pegasus Fund LP and/or their affiliates and PAGAC IV-4 (Cayman) Limited are collectively referred to as "PAG". In 2024, iQIYI entered into facility agreement with PAGAC IV-4 (Cayman) Limited and provided PAG loan facilities of up to US$523 million in aggregate, with an interest rate of 6% per annum. In October 2025, iQIYI entered into another facility agreement with PAG which provided an additional loan facility of US$114 million, with an interest rate of 4.5% per annum. Loans from both PAG facilities will be due on the date that PAG and its affiliates cease to hold any portion of the convertible senior notes issued by iQIYI to PAGAC IV-1 (Cayman) Limited, PAG Pegasus Fund LP and/or their affiliates on December 30, 2022 and February 24, 2023.

6. LOANS PAYABLE

Short-term Loans

Short-term loans mainly consisted of borrowings from financial institutions, notes and letters of credit ("L/Cs") receivable factoring transactions, and structured payable factoring arrangements, which were repayable within one year.

As of December 31, 2025 and June 30, 2026, the outstanding short-term borrowings from financial institutions were RMB899 million and RMB19.1 billion, respectively.

As of December 31, 2025 and June 30, 2026, the Group factored certain notes and L/Cs receivable, which mainly comprised of intercompany notes and L/Cs, for cash proceeds. These notes and L/Cs receivable factoring transactions did not qualify as a sale of financial assets under ASC Topic 860, *Transfers and Servicing*, as these notes and L/Cs receivable were transferred with recourse. The factoring transactions were accounted for as secured borrowings and were included in "Short-term loans". The factored intercompany notes and L/Cs receivable were RMB5.0 billion and RMB5.7 billion as of December 31, 2025 and June 30, 2026, respectively. The factored third-party notes and L/Cs receivable were immaterial as of December 31, 2025 and June 30, 2026.

As of December 31, 2025 and June 30, 2026, the outstanding borrowings from the structured payable factoring arrangements were RMB693 million and RMB559 million, respectively.

Long-term Loans

Long-term loans consisted of borrowings from financial institutions with contractual maturities of more than one year, with the current and non-current portions separately presented in the consolidated balance sheet.

The US$3.0 billion syndicated loan facilities entered into in 2021, of which US$2.0 billion was drawn down in 2021 and the remaining US$1.0 billion of unused revolving facility was canceled in 2024, matured during the six months ended June 30, 2026, and all outstanding borrowings amounted to US$2.0 billion were fully repaid upon maturity. The interest rate swap agreements also matured concurrently with the syndicated loan.

7. NOTES PAYABLE

The Company issued and publicly sold unsecured senior notes, and the details of the USD-denominated tranches are shown below:

	Issue date	Principal amount (US$ million)	Mature date	Effective interest rate
2025 Ten-year Notes	June 30, 2015	500	June 30, 2025	4.22%*
2027 Ten-year Notes	July 6, 2017	600	July 6, 2027	3.73%
2028 March Notes	March 29, 2018	500	March 29, 2028	4.50%
2028 November Notes	November 14, 2018	400	November 14, 2028	4.99%
2025 Five-year Notes	April 7, 2020	600	April 7, 2025	3.22%*
2030 April Notes	April 7, 2020	400	April 7, 2030	3.54%
2026 Notes	October 9, 2020	650	April 9, 2026	1.81%*
2030 October Notes	October 9, 2020	300	October 9, 2030	2.43%
2027 Five-year Notes	August 23, 2021	300	February 23, 2027	1.73%
2031 Notes	August 23, 2021	700	August 23, 2031	2.49%

* The 2025 Five-year Notes, 2025 Ten-year Notes and 2026 Notes were fully repaid when they became due.

The details of the RMB-denominated tranches are shown below:

	Issue date	Principal amount (RMB million)	Mature date	Effective interest rate
2030 Five-year Notes	March 12, 2025	7,500	March 12, 2030	2.76%
2035 Notes	March 12, 2025	2,500	March 12, 2035	3.03%
2029 Notes	September 15, 2025	4,400	March 15, 2029	1.96%

The notes listed above are collectively referred to as the “Notes”.

7. NOTES PAYABLE (CONTINUED)

At maturity date, the Notes are payable at their principal amount plus accrued and unpaid interest thereon.

In March 2025, the Group issued an aggregate of US$2 billion exchangeable bonds due 2032 ("2032 Exchangeable Bonds"), which bear no regular interest. The 2032 Exchangeable Bonds reference ordinary shares of Trip that are listed on the Hong Kong Stock Exchange and the initial exchange ratio of the 2032 Exchangeable Bonds is 1,107.0457 ordinary shares of Trip per US$100,000 principal amount of the 2032 Exchangeable Bonds. The 2032 Exchangeable Bonds will mature on March 12, 2032, unless repurchased, redeemed, or exchanged in accordance with their terms prior to such date.

The 2032 Exchangeable Bonds contain an embedded exchange option that is not indexed to the Group's own stock. The Group has elected the fair value option under ASC 825-10-25 to measure the Exchangeable Bonds in their entirety at fair value. As of June 30, 2026, the fair value of the 2032 Exchangeable Bonds amounted to RMB12.1 billion. For the six months ended June 30, 2026, the fair value gain was RMB1.8 billion, which was recorded in "Others, net" in the interim condensed consolidated statements of comprehensive income.

8. LEASES

The Group's operating leases mainly related to IDC facilities, land, and office facilities. The Group's finance leases mainly related to facilities and infrastructure.

Operating lease costs were RMB2.0 billion and RMB1.7 billion for the six months ended June 30, 2025 and 2026, respectively, which excluded short-term lease costs. Amortization of finance lease assets were RMB78 million and RMB197 million for the six months ended June 30, 2025 and 2026, respectively. Interest on finance lease liabilities was insignificant for the six months ended June 30, 2025 and 2026.

8. LEASES (CONTINUED)

Balance sheet classification related to leases was as follows:

	As of December 31, 2025 RMB (Audited)	**As of June 30, 2026 RMB (Unaudited)**
	(In millions)	
Assets:		
Operating lease right-of-use assets	8,610	**8,583**
Finance lease right-of-use assets	677	**9,991**
Total lease right-of-use assets	9,287	**18,574**
Current liabilities:		
Operating lease liabilities	3,457	**3,413**
Finance lease liabilities	45	**218**
Non-current liabilities:		
Operating lease liabilities	4,108	**3,802**
Finance lease liabilities	777	**1,604**
Total lease liabilities	8,387	**9,037**

9. INCOME TAXES

Income taxes consist of:

	For the six months ended June 30,	
	2025	**2026**
	RMB	**RMB**
	(Unaudited)	
	(In millions)	
Current income tax expense	1,894	**976**
Deferred income tax expense	164	**552**
	2,058	**1,528**

The Group's effective tax rate for the six months ended June 30, 2025 and 2026 was 12.01% and 21.74%, respectively, primarily attributable to changes in profit mix together with the unrecognized tax benefit.

10. EARNINGS PER SHARE

Each ADS represents eight Class A ordinary shares. A reconciliation of net income attributable to Baidu, Inc. in the interim condensed consolidated statements of comprehensive income to the numerator for the computation of basic and diluted earnings per share for the six months ended June 30, 2025 and 2026 is as follows:

	For the six months ended June 30,	
	2025	**2026**
	RMB	**RMB**
	(Unaudited)	
	(In millions, including number of shares, except for per share data)	
Net income attributable to Baidu, Inc.	15,039	**5,764**
Accretion of the redeemable noncontrolling interests	(412)	**(509)**
Numerator for basic EPS computation	14,627	**5,255**
Impact of diluted securities of subsidiaries and equity method investees	(236)	**(251)**
Numerator for diluted EPS computation	14,391	**5,004**

10. EARNINGS PER SHARE (CONTINUED)

The following table sets forth the computation of basic and diluted earnings per Class A and Class B ordinary share and basic and diluted earnings per ADS:

	For the six months ended June 30,			
	2025		2026	
	Class A	Class B	Class A	Class B
	RMB	RMB	RMB	RMB
	(Unaudited) (In millions, including number of shares and ADS, except for per share and per ADS data)			
Earnings per share — basic:				
Numerator				
Allocation of net income attributable to Baidu, Inc.	11,825	2,802	**4,242**	**1,013**
Denominator				
Weighted average ordinary shares outstanding	2,211	524	**2,195**	**524**
Denominator used for basic EPS	2,211	524	**2,195**	**524**
Earnings per share — basic	5.35	5.35	**1.93**	**1.93**
Earnings per share — diluted:				
Numerator				
Allocation of net income attributable to Baidu, Inc. for diluted computation	11,645	2,746	**4,056**	**948**
Reallocation of net income attributable to Baidu, Inc. as a result of conversion of Class B to Class A shares	2,746	—	**948**	**—**
Numerator for diluted EPS computation	14,391	2,746	**5,004**	**948**
Denominator				
Weighted average ordinary shares outstanding	2,211	524	**2,195**	**524**
Conversion of Class B to Class A ordinary shares	524	—	**524**	**—**
Share-based awards	11	—	**41**	**—**
Denominator used for diluted EPS	2,746	524	**2,760**	**524**
Earnings per share — diluted	5.24	5.24	**1.81**	**1.81**
Earnings per ADS (1 ADS equals 8 Class A ordinary shares):				
Denominator used for earnings per ADS — basic	276		**274**	
Denominator used for earnings per ADS — diluted	343		**345**	
Earnings per ADS — basic	42.76		**15.46**	
Earnings per ADS — diluted	41.95		**14.50**	

10. EARNINGS PER SHARE (CONTINUED)

Basic earnings per share for the six months ended June 30, 2026 were RMB1.93 (equivalent to US$0.28 and HK$2.23). Diluted earnings per share for the six months ended June 30, 2026 were RMB1.81 (equivalent to US$0.27 and HK$2.10). Basic earnings per ADS for the six months ended June 30, 2026 were RMB15.46 (equivalent to US$2.28 and HK$17.86). Diluted earnings per ADS for the six months ended June 30, 2026 were RMB14.50 (equivalent to US$2.14 and HK$16.76).

The Company did not include the effect of (i) convertible senior notes issued by iQIYI, (ii) share options issued by iQIYI for the six months ended June 30, 2026, and (iii) certain share options issued by other subsidiaries, in the computation of diluted earnings per share, as their effects would be anti-dilutive.

11. SHARE-BASED AWARDS PLAN

The following table summarizes the total share-based compensation cost recognized by the Group:

	For the six months ended June 30,	
	2025	**2026**
	RMB	**RMB**
	(Unaudited)	
	(In millions)	
Cost of revenue	197	**173**
Selling, general and administrative	589	**410**
Research and development	1,046	**689**
Total	1,832	**1,272**

12. RELATED PARTY TRANSACTIONS

Related Party Transactions with Investees

Related party transactions provided by the Group primarily related to online marketing services and others. The following table summarizes the revenue recognized from transactions with investees for the six months ended June 30, 2025 and 2026.

	For the six months ended June 30,	
	2025	**2026**
	RMB	**RMB**
	(Unaudited)	
	(In millions)	
Revenue:		
Related Party A	179	**158**
Related Party B	491	**442**
Other Investees	345	**395**
Total	1,015	**995**

The Group purchased content, traffic acquisition and other services from investees in an amount of RMB900 million and RMB747 million for the six months ended June 30, 2025 and 2026, respectively.

Related Party Transactions with Others

Other related party transactions were insignificant for each of the periods presented.

12. RELATED PARTY TRANSACTIONS (CONTINUED)

Balances of Due from/Due to Related Parties

As of December 31, 2025 and June 30, 2026, amounts due from/due to related parties were as follows:

Except for the non-trade balances as of December 31, 2025 and June 30, 2026 relating to transactions disclosed below, amounts due from/due to related parties arising from the ordinary and usual course of business of the Group were trade in nature.

	As of December 31, 2025 RMB (Audited)	As of June 30, 2026 RMB (Unaudited)
	(In millions)	
Amounts due from related parties, current:		
Related Party B[i]	388	**425**
Other Related Parties[ii]	373	**296**
Total	761	**721**
Amounts due from related parties, non-current:		
Other Related Parties[iii]	167	**144**
Amounts due to related parties, current:		
Related Party B[iv]	591	**495**
Other Related Parties[v]	1,397	**1,323**
Total	1,988	**1,818**
Amounts due to related parties, non-current:		
Other Related Parties[vi]	36	**25**

(i) The balance mainly represents receivables arising from providing online marketing services and others to Related Party B in ordinary course of business.

(ii) The balance mainly represents amounts arising from online marketing services and others the Group provided to its investees in ordinary course of business.

(iii) The balance mainly represents prepayments for licensed copyrights to be received from the Group's investees in ordinary course of business.

(iv) The balance mainly represents amounts owed to Related Party B for purchasing services and others in the ordinary course of business.

(v) The balance mainly represents amounts owed to the Group's investees for acquisition of content assets and advances made for online marketing services in ordinary course of business and non-trade amounts in relation to the equity interest of the Group's investees.

(vi) The balance mainly represents deferred revenue in relation to licenses of intellectual property to be provided to the Group's investees in ordinary course of business.

13. SEGMENT REPORTING

The Company's operations are organized into two segments, consisting of Baidu General Business and iQIYI. Baidu General Business mainly provides online marketing services and others including cloud services. iQIYI produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content, in a variety of formats.

The Company derives the results of the segments directly from its internal management reporting system. The CODM reviews the performance of each segment based on its operating results and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. Because substantially all of the Group's long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

The table below provides a summary of the Group's operating segment operating results for the six months ended June 30, 2025.

	For the six months ended June 30, 2025			
	Baidu General Business	iQIYI	Intersegment eliminations	Consolidated
	RMB	RMB	RMB	RMB
		(Unaudited) (In millions)		
Revenue	51,714	13,814	(363)	65,165
Costs and expenses:				
Cost of revenue	25,460	10,698	(314)	35,844
Selling, general and administrative	9,939	1,986	(52)	11,873
Research and development	8,829	834	—	9,663
Total costs and expenses	44,228	13,518	(366)	57,380
Operating income	7,486	296	3	7,785
Total other income (loss), net	9,527	(177)	—	9,350
Income before income taxes	17,013	119	3	17,135
Income tax expense	1,990	68	—	2,058
Net income	15,023	51	3	15,077
Less: net income attributable to noncontrolling interests	8	3	27	38
Net income attributable to Baidu, Inc.	15,015	48	(24)	15,039

13. SEGMENT REPORTING (CONTINUED)

The table below provides a summary of the Group's operating segment operating results for the six months ended June 30, 2026.

	For the six months ended June 30, 2026			
	Baidu General Business	iQIYI	Intersegment eliminations	Consolidated
	RMB	RMB	RMB	RMB
	(Unaudited) (In millions)			
Revenue	51,184	12,513	(297)	63,400
Costs and expenses:				
Cost of revenue	28,480	10,483	(276)	38,687
Selling, general and administrative	7,970	1,561	(23)	9,508
Research and development	8,187	802	(1)	8,988
Total costs and expenses	44,637	12,846	(300)	57,183
Operating income (loss)	6,547	(333)	3	6,217
Total other income (loss), net	843	(33)	—	810
Income (loss) before income taxes	7,390	(366)	3	7,027
Income tax expense	1,271	257	—	1,528
Net income (loss)	6,119	(623)	3	5,499
Less: net income (loss) attributable to noncontrolling interests	93	(42)	(316)	(265)
Net income (loss) attributable to Baidu, Inc.	6,026	(581)	319	5,764

13. SEGMENT REPORTING (CONTINUED)

The following table presents the Group's revenues disaggregated by types of products or services:

	For the six months ended June 30,	
	2025	**2026**
	RMB	**RMB**
	(Unaudited)	
	(In millions)	
Online marketing services	34,791	**28,138**
Others[i]	30,374	**35,262**
Revenue	65,165	**63,400**

(i) Others mainly include revenue from cloud services and iQIYI's video membership services.

14. FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured on a Recurring Basis or Disclosed at Fair Value

The Group measures certain financial instruments at fair value on a recurring basis, including available-for-sale debt investments, trading debt investments, certain derivative instruments, equity investments at fair value with readily determinable fair value, equity investments without readily determinable fair value using NAV practical expedient, investments accounted for at fair value, certain financial liability, and the 2032 Exchangeable Bonds. These fair value measurements are performed in accordance with ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC 820").

14. FAIR VALUE MEASUREMENTS (CONTINUED)

Assets and Liabilities Measured on a Recurring Basis or Disclosed at Fair Value (continued)

The fair values of the Group's time deposits as disclosed are determined based on the prevailing interest rates in the market.

The fair values of the Group's held-to-maturity debt investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates.

The fair values of the Group's short-term available-for-sale debt investments are determined using observable inputs, including quoted market interest rates for similar instruments and other market-corroborated data.

The fair values of the Group's short-term trading debt investments are measured using quoted market prices in active markets.

The fair values of the Group's derivative instruments of interest rate swaps are based on broker quotes.

The fair values of the Group's equity investments in equity securities of publicly listed companies are measured using quoted market prices.

Investments accounted for at fair value are equity investments in listed and unlisted companies held by consolidated investment companies. Investments in unlisted companies and long-term available-for-sale debt investments do not have readily determinable market value and are categorized as Level 3 in the fair value hierarchy. For these investments, the Group uses a market approach based on the Group's best estimate, utilizing inputs such as the pricing of recent rounds of financing of the investees, liquidity factors and multiples of a selection of comparable companies.

The fair values of financial liability are estimated based on the quoted market price of the underlying instrument.

The fair values of the Group's notes payable are extracted directly from their quoted market prices.

The Group carries the convertible senior notes at face value less unamortized debt discount and issuance costs on its consolidated balance sheets and presents the fair value for disclosure purposes only. The fair values of the convertible senior notes are classified as Level 2 or Level 3 in the fair value hierarchy.

14. FAIR VALUE MEASUREMENTS (CONTINUED)

Assets and Liabilities Measured on a Recurring Basis or Disclosed at Fair Value (continued)

Assets and liabilities measured on a recurring basis or disclosed at fair value are summarized below:

		Fair value measurement or disclosure at December 31, 2025 using		
	Total fair value at December 31, 2025	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
		(Audited) (In millions)		
Fair value disclosure[i]				
Cash equivalents:				
Time deposits	5,286		5,286	
Short-term investments:				
Held-to-maturity debt investments	59,570		59,570	
Long-term investments:				
Long-term time deposits and held-to-maturity investments	125,048		125,048	
Notes payable, current portion	4,517		4,517	
Convertible senior notes, current portion	1,458		1,458	
Notes payable, non-current portion:				
Notes payable other than 2032 Exchangeable Bonds	36,175		36,175	
Convertible senior notes, non-current portion	6,313		2,398	3,915
Fair value measurements on a recurring basis				
Short-term investments:				
Available-for-sale debt investments	27,050		27,050	
Trading debt investments	4,081	4,081		
Other current assets:				
Derivative instruments	180		180	
Long-term investments:				
Equity investments at fair value with readily determinable fair value	10,774	10,774		
Equity investments without readily determinable fair value using NAV practical expedient[ii]	618			
Investments accounted for at fair value	4,593	19		4,574
Available-for-sale debt investments	3,220		336	2,885
Total assets measured at fair value	50,516	14,874	27,566	7,459
Amounts due to related parties, current:				
Financial liability	374		374	
Accounts payable and accrued liabilities:				
Derivative instruments	34		34	
Notes payable, non-current portion:				
2032 Exchangeable Bonds	14,271		14,271	
Total liabilities measured at fair value	14,679		14,679	

14. FAIR VALUE MEASUREMENTS (CONTINUED)

Assets and Liabilities Measured on a Recurring Basis or Disclosed at Fair Value (continued)

		Fair value measurement or disclosure at June 30, 2026 using		
	Total fair value at June 30, 2026	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB (Unaudited) (In millions)	RMB	RMB
Fair value disclosure[(i)]				
Cash equivalents:				
Time deposits	61		61	
Short-term investments:				
Held-to-maturity debt investments	86,344		86,344	
Long-term investments:				
Long-term time deposits and held-to-maturity investments	75,239		75,239	
Notes payable, current portion	2,000		2,000	
Convertible senior notes, current portion	1		1	
Notes payable, non-current portion:				
Notes payable other than 2032 Exchangeable Bonds	33,501		33,501	
Convertible senior notes, non-current portion	6,085		2,152	3,933
Fair value measurements on a recurring basis				
Short-term investments:				
Available-for-sale debt investments	48,730		48,730	
Trading debt investments	7,044	7,044		
Other current assets:				
Derivative instruments	20		20	
Long-term investments:				
Equity investments at fair value with readily determinable fair value	7,747	7,747		
Equity investments without readily determinable fair value using NAV practical expedient[(ii)]	544			
Investments accounted for at fair value	5,840	549		5,291
Available-for-sale debt investments	2,979			2,979
Total assets measured at fair value	72,904	15,340	48,750	8,270
Amounts due to related parties, current:				
Financial liability	293		293	
Notes payable, non-current portion:				
2032 Exchangeable Bonds	12,067		12,067	
Total liabilities measured at fair value	12,360		12,360	

14. FAIR VALUE MEASUREMENTS (CONTINUED)

Assets and Liabilities Measured on a Recurring Basis or Disclosed at Fair Value (continued)

(i) Fair value disclosure shows financial instruments which are not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

(ii) Investments are measured at fair value using NAV as a practical expedient. These investments have not been classified in the fair value hierarchy.

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:

Investments accounted for at fair value:

	Amounts RMB (In millions)
Balance at December 31, 2025 (audited)	4,574
Additions	367
Disposals	(148)
Transition to assets categorized within level 1	(351)
Net unrealized fair value increase recognized in earnings	887
Foreign currency translation adjustments	(38)
Balance at June 30, 2026 (unaudited)	5,291

Available-for-sale debt investments:

	Amounts RMB (In millions)
Balance at December 31, 2025 (audited)	2,885
Disposals	(368)
Conversion	481
Net unrealized fair value change	(74)
Accrued interest	63
Foreign currency translation adjustments	(8)
Balance at June 30, 2026 (unaudited)	2,979

14. FAIR VALUE MEASUREMENTS (CONTINUED)

Assets Measured at Fair Value on a Non-recurring Basis

The Group measures certain assets on a nonrecurring basis.

For equity investments without readily determinable fair value using the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value. These non-recurring fair value measurements were measured as of the observable transaction dates.

When there is impairment of equity investments without readily determinable fair value using the measurement alternative and equity method investments, the non-recurring fair value measurements are measured at the date of impairment.

Other non-financial assets, including long-lived assets, licensed copyrights and produced content, would be measured at fair value whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable.

The following table summarizes the Group's assets held as of December 31, 2025 and June 30, 2026 for which a non-recurring fair value measurement was recorded during the year ended December 31, 2025 and the six months ended June 30, 2026:

	Total fair value RMB	Quoted Prices in Active Markets for Identical Assets (Level 1) RMB	Significant Other Observable Inputs (Level 2) RMB	Significant Unobservable Inputs (Level 3) RMB	Total gains (losses) RMB
			(In millions)		
Fair value measurements on a non-recurring basis					
As of December 31, 2025 (audited)					
Long-term investments(i)	530			530	31
Produced content monetized on its own	47			47	(86)
Core asset group as of September 30, 2025	44,748			44,748	(16,190)
As of June 30, 2026 (unaudited)					
Long-term investments(i)	1,164	218		946	(141)
Produced content monetized on its own	90			90	(46)

(i) Due to declined financial performances and changes in business circumstances of certain investees, the Group recognized impairment charges of long-term investments in the consolidated statements of comprehensive income during the year ended December 31, 2025 and the six months ended June 30, 2026. For equity investments without readily determinable fair value using the measurement alternative, when there are observable price changes in orderly transactions for identical or similar investments of the same issuer, the investments are re-measured to fair value.

15. AGING ANALYSIS

Accounts receivable

The aging analysis of the accounts receivable, net of allowance, based on recognition date is as follows:

	As of December 31, 2025 RMB	As of June 30, 2026 RMB (Unaudited)
	(in millions)	
0–3 months	10,138	**10,398**
3–6 months	1,475	**2,203**
6–12 months	1,203	**737**
Over 1 year	156	**155**
Accounts receivable, net of allowance	12,972	**13,493**

The allowance of accounts receivable was RMB5.0 billion and RMB3.7 billion as of December 31, 2025 and June 30, 2026, respectively.

Accounts payable

The aging analysis of the accounts payable based on recognition date is as follows:

	As of December 31, 2025 RMB	As of June 30, 2026 RMB (Unaudited)
	(in millions)	
0–6 months	14,194	**15,740**
6–12 months	1,479	**2,708**
Over 1 year	4,690	**4,774**
Accounts payable	20,363	**23,222**

16. DIVIDENDS

The Board did not recommend the distribution of interim dividend for the six months ended June 30, 2025 and 2026.

17. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs")

Reconciliation of Interim Condensed Consolidated Statements of Income (Extract)

	For the six months ended June 30, 2025								
		IFRS adjustments							
	Amounts as reported under U.S. GAAP	Investments in debt investments (Note (i))	Investments measured at fair value (Note (ii))	Equity method investments (Note (iii))	Operating leases (Note (iv))	Shares with redemption rights (Note (v))	Share-based compensation (Note (vi))	Convertible senior notes (Note (vii))	Amounts under IFRSs
	(RMB in millions)								
Cost of revenue	35,844	—	—	—	(73)	—	(19)	—	35,752
Selling, general and administrative	11,873	—	—	—	(6)	—	(52)	—	11,815
Research and development	9,663	—	—	—	(16)	—	(109)	—	9,538
Other income (loss):									
— Interest income	4,621	(1,386)	—	—	—	—	—	—	3,235
— Interest expense	(1,502)	—	—	—	(149)	—	—	362	(1,289)
— Others[(1)]	7,062	1,591	(106)	37	—	186	—	(347)	8,423
Income tax expense	2,058	17	(9)	(5)	(8)	(7)	—	—	2,046
Net income	15,077	188	(97)	42	(46)	193	180	15	15,552
Less: net income attributable to noncontrolling interests	38	—	(47)	—	(1)	—	25	8	23
Net income attributable to Baidu, Inc.	15,039	188	(50)	42	(45)	193	155	7	15,529

17. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") (CONTINUED)

Reconciliation of Interim Condensed Consolidated Statements of Income (Extract) (continued)

	For the six months ended June 30, 2026								
		IFRS adjustments							
	Amounts as reported under U.S. GAAP	Investments in debt investments (Note (i))	Investments measured at fair value (Note (ii))	Equity method investments (Note (iii))	Operating leases (Note (iv))	Shares with redemption rights (Note (v))	Share-based compensation (Note (vi))	Convertible senior notes (Note (vii))	Amounts under IFRSs
	(RMB in millions)								
Cost of revenue	38,687	–	–	–	(120)	–	(17)	–	38,550
Selling, general and administrative	9,508	–	–	–	(8)	–	(18)	–	9,482
Research and development	8,988	–	–	–	(74)	–	(37)	–	8,877
Other income (loss):									
– Interest income	3,648	(1,405)	–	–	–	–	–	–	2,243
– Interest expense	(1,244)	–	–	–	(122)	–	–	299	(1,067)
– Others[1]	555	1,442	152	477	–	(924)	–	(178)	1,524
Income tax expense	1,528	20	30	14	10	(345)	–	–	1,257
Net income	5,499	17	122	463	70	(579)	72	121	5,785
Less: net loss attributable to noncontrolling interests	(265)	–	(73)	–	1	(30)	28	66	(273)
Net income attributable to Baidu, Inc.	5,764	17	195	463	69	(549)	44	55	6,058

(1) "Others" represents net of "Others, net" and "Share of earnings from equity method investments" as reported under U.S. GAAP.

17. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") (CONTINUED)

Reconciliation of Interim Condensed Consolidated Balance Sheets (Extract)

	As of December 31, 2025								
	Amounts as reported under U.S. GAAP	IFRS adjustments							Amounts under IFRSs
		Investments in debt investments (Note (i))	Investments measured at fair value (Note (ii))	Equity method investments (Note (iii))	Operating leases (Note (iv))	Shares with redemption rights (Note (v))	Share-based compensation (Note (vi))	Convertible senior notes (Note (vii))	
	(RMB in millions)								
Short-term investments, net	90,661	–	–	–	–	–	–	–	90,661
Long-term investments, net	44,918	–	1,218	1,851	–	–	–	–	47,987
Long-term time deposits and held-to-maturity investments	123,862	158	–	–	–	–	–	–	124,020
Lease right-of-use assets	9,287	–	–	–	(186)	–	–	–	9,101
Deferred tax assets, net	4,582	–	–	–	20	–	(14)	–	4,588
Total assets	449,157	158	1,218	1,851	(166)	–	(14)	–	452,204
Convertible senior notes	8,171	–	–	–	–	–	–	(383)	7,788
Shares with redemption rights	–	–	–	–	–	9,285	–	–	9,285
Deferred tax liabilities	4,985	10	–	(29)	–	–	–	–	4,966
Total liabilities	159,431	10	–	(29)	–	9,285	–	(383)	168,314
Redeemable noncontrolling interests	13,166	–	–	–	–	(13,166)	–	–	–
Total Baidu, Inc. shareholders' equity	266,330	148	987	1,880	(131)	3,693	(14)	173	273,066
Noncontrolling interests	10,230	–	231	–	(35)	188	–	210	10,824
Total equity	276,560	148	1,218	1,880	(166)	3,881	(14)	383	283,890

17. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") (CONTINUED)

Reconciliation of Interim Condensed Consolidated Balance Sheets (Extract) (continued)

		As of June 30, 2026							
		IFRS adjustments							
	Amounts as reported under U.S. GAAP	Investments in debt investments (Note (i))	Investments measured at fair value (Note (ii))	Equity method investments (Note (iii))	Operating leases (Note (iv))	Shares with redemption rights (Note (v))	Share-based compensation (Note (vi))	Convertible senior notes (Note (vii))	Amounts under IFRSs
	(RMB in millions)								
Short-term investments, net	141,727	(42)	–	–	–	–	–	–	141,685
Long-term investments, net	42,855	–	1,405	2,729	–	–	–	–	46,989
Long-term time deposits and held-to-maturity investments	74,311	234	–	–	–	–	–	–	74,545
Lease right-of-use assets	18,574	–	–	–	(105)	–	–	–	18,469
Deferred tax assets, net	4,480	–	–	–	9	371	(14)	–	4,846
Total assets	469,932	192	1,405	2,729	(96)	371	(14)	–	474,519
Convertible senior notes	6,616	–	–	–	–	–	–	(524)	6,092
Shares with redemption rights	–	–	–	–	–	10,164	–	–	10,164
Deferred tax liabilities	5,426	29	34	(12)	–	27	–	–	5,504
Total liabilities	174,835	29	34	(12)	–	10,191	–	(524)	184,553
Redeemable noncontrolling interests	13,685	–	–	–	–	(13,685)	–	–	–
Total Baidu, Inc. shareholders' equity	271,752	163	1,226	2,741	(62)	3,701	(14)	241	279,748
Noncontrolling interests	9,660	–	145	–	(34)	164	–	283	10,218
Total equity	281,412	163	1,371	2,741	(96)	3,865	(14)	524	289,966

17. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") (CONTINUED)

Reconciliation of Condensed Consolidated Balance Sheets (Extract) (continued)

Notes:

(i) Investments in debt investments

Under U.S. GAAP, the classification and measurement of debt investments are based on the entity's investment intent. Debt investments that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity (HTM) investments and stated at amortized cost less allowance for credit losses. Debt investments that are bought and held principally for the purpose of selling them in the near term are classified as trading investments and measured at fair value through profit or loss. Debt investments that are not classified as trading or as HTM are classified as available-for-sale (AFS) investments and measured at fair value with unrealized gains and losses recorded in other comprehensive income.

Under IFRSs, the classification and measurement of debt instruments depend on the instrument's contractual cash flow (CCF) characteristics and the business model under which they are managed. The assessment of the CCF determines whether the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Debt investments are measured at amortized cost if they pass the CCF characteristics test and are held with the objective of collecting CCF. Debt investments are measured at fair value through other comprehensive income if they pass the CCF characteristics test and are held with the objective of both collecting CCF and selling financial assets. Debt investments that are not measured at amortized cost or fair value through other comprehensive income is measured at fair value through profit or loss. Therefore, adjustments were made to the debt investments that should be classified as fair value through profit or loss because they did not meet CCF under IFRSs.

(ii) Investments measured at fair value

Under U.S. GAAP, for equity investments without readily determinable fair value and do not qualify for the NAV practical expedient, the Group elects to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

Available-for-sale debt investments are convertible debt instruments and investments in preferred shares that are currently redeemable at the Group's option. Under U.S. GAAP, these available-for-sale debt investments are measured at fair value. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments due to non-credit-related factors are recognized in other comprehensive income.

Under IFRSs, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss.

(iii) Equity method investments

The Group recorded its share of earnings or losses from its equity method investees in accordance with U.S. GAAP. Under IFRSs, the accounting policies of the equity method investees must be the same as those of the investor. Therefore, adjustments were made to the Group's share of earnings or losses of the investees, from U.S. GAAP to IFRSs, for the IFRS reconciliation.

17. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") (CONTINUED)

Reconciliation of Condensed Consolidated Balance Sheets (Extract) (continued)

Notes (continued):

(iv) Operating leases

Under U.S. GAAP, at lease commencement date, the Group classifies a lease as a finance lease or an operating lease. For operating leases, the lease liability is based on the present value of the remaining lease payments using the discount rate determined at lease commencement date, while the right-of-use (ROU) asset is remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP generally results in expenses being incurred on a straight-line basis over the lease term. If an ROU asset is determined to be impaired, the Group measures the impairment loss and reduces the carrying amount of the ROU asset to its impaired carrying amount. The remaining balance of the ROU asset after the impairment is amortized on a straight-line basis from the date of impairment to the earlier of the end of the useful life of the ROU asset or the end of the lease term.

Under IFRSs, all leases are accounted for similar to finance leases under U.S. GAAP where right-of-use assets are generally depreciated on a straight-line basis and adjusted for any impairment, while lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses towards the end of the lease term.

(v) Shares with redemption rights

Under U.S. GAAP, the Group classified the shares with redemption rights as redeemable noncontrolling interests (mezzanine-equity) in the consolidated balance sheets. The redeemable noncontrolling interests are initially recorded at fair value, net of issuance costs. The Group elects to use the effective interest method to account for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the shares. Under IFRSs, these shares with redemption rights were classified as financial liabilities. The changes in financial liabilities were recognized in comprehensive income.

(vi) Share-based compensation

Under U.S. GAAP, the Group elects to recognize share-based compensation using the straight-line method for all share-based awards issued with no performance obligations. Under U.S. GAAP, the Group elects to determine the total fair value of the share options by estimating the value of the option subject to graded vesting as a single award using an average expected life.

Under IFRSs, the accelerated method is required to recognize compensation expense for all employee equity awards granted with graded vesting. Under IFRSs, the total fair value of the share options is required to be determined by estimating the value of each vesting tranche separately using a separate expected life.

17. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") (CONTINUED)

Reconciliation of Condensed Consolidated Balance Sheets (Extract) (continued)

Notes (continued):

(vii) Convertible senior notes

Under U.S. GAAP, the convertible senior notes are measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using the effective interest method over the period from the issuance date to the maturity date.

Under IFRSs, the convertible senior notes were designated as financial liabilities at fair value through profit or loss. The convertible senior notes were initially recognized at their fair value. Subsequent to initial recognition, changes in fair value of the convertible senior notes were generally recognized in the profit or loss, except for the portion of change in fair value attributable to changes in credit risk of the convertible senior notes, which is recognized in other comprehensive income.

Under U.S. GAAP, the classification of the convertible senior notes as current or non-current is not affected by the holder's option to convert the convertible senior notes into an equity instrument. Under IFRSs, the convertible senior notes are classified as current if the holder has an option to convert the host liability into the Group's own equity instruments at any time before maturity, as the Group does not have the right to defer settlement for at least twelve months from the reporting date.

Definitions

"2008 Plan"	the Company's share incentive plan adopted in December 2008, as amended from time to time
"2018 Plan"	the Company's share incentive plan adopted in July 2018, as amended from time to time
"2023 Plan"	the Company's share incentive plan adopted in August 2023, as amended from time to time
"ADS(s)"	American depositary share(s), each representing eight Class A ordinary shares of the Company
"Articles of Association"	the sixth amended and restated memorandum and articles of association of the Company
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Audit Committee"	the audit committee of the Board
"Auditor"	Ernst & Young, certified public accountants
"Baidu Core AI-powered Business"	an AI-native view of the Company's AI-powered businesses. The categories presented, namely AI Cloud Infrastructure, AI Applications and AI-native Marketing Services, represent selected businesses with meaningful revenue contribution. The revenue and operational data presented for Baidu Core AI-powered Business in the section headed "Business review during the reporting period" in this interim report, are derived from the Company's internal management accounts and records, which have not been audited or reviewed in accordance with International Standard on Review Engagements 2410.
"Baidu General Business"	the Company's businesses excluding iQIYI
"Board"	the board of Directors
"CG Code"	the Corporate Governance Code as set out in Appendix C1 to the Listing Rules
"China" or "PRC"	the People's Republic of China, including Hong Kong, Macau and Taiwan
"Chinese Mainland"	the People's Republic of China, excluding Hong Kong, Macau and Taiwan
"Class A ordinary shares"	Class A ordinary shares of the share capital of the Company
"Class B ordinary shares"	Class B ordinary shares of the share capital of the Company

"Company"	Baidu, Inc., an exempted company incorporated in the Cayman Islands with limited liability in January 2000 and, where the context requires, its subsidiaries (which includes the consolidated affiliated entities) from time to time, the Shares of which are listed on the Main Board of the Hong Kong Stock Exchange
"Compensation Committee"	the compensation committee of the Board
"Director(s)"	the director(s) of the Company
"Group", "we" or "us"	the Company and its subsidiaries and consolidated affiliated entities from time to time
"HK$" or "HKD"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"IFRSs"	International Financial Reporting Standards, as issued from time to time by the International Accounting Standards Board
"iQIYI"	iQIYI, Inc., company incorporated in the Cayman Islands listed on Nasdaq under the symbol "IQ" and one of our subsidiaries
"Kunlunxin"	Kunlunxin (Beijing) Technology Co., Ltd.* (崑崙芯（北京）科技股份有限公司), a limited liability company established under the laws of the PRC
"Latest Practicable Date"	September 15, 2026, being the latest practicable date for ascertaining certain information before the publication of this interim report
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules
"Nasdaq"	Nasdaq Global Select Market
"Nominating and Corporate Governance Committee"	the nominating and corporate governance committee of the Board

Definitions

"Primary Conversion"	the conversion of the Hong Kong listing status from secondary listing status under Chapter 19C of the Listing Rules to dual-primary listing status
"Primary Conversion Effective Date"	September 1, 2026, being the date that the Company, in its discretion, may voluntarily elect, upon which the Hong Kong Stock Exchange will regard the Company as having a dual-primary listing status
"Reporting Period"	the six months ended June 30, 2026
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires
"Share Incentive Plans"	the 2008 Plan, the 2018 Plan and the 2023 Plan
"Shareholder(s)"	holder(s) of the Share(s)
"subsidiary(ies)"	has the meaning ascribed to it under the Listing Rules
"substantial shareholder"	has the meaning ascribed to it under the Listing Rules
"U.S."	the United States of America
"US$" or "U.S. dollars"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	accounting principles generally accepted in the United States
"weighted voting right" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WVR Beneficiary(ies)"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to the persons holding Class B ordinary shares
"%"	per cent

* *For identification purposes only*